SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 24, 2020

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 24, 2020 regarding “Ericsson reports fourth quarter and full-year results 2019”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 24, 2020

Fourth quarter and full-year report 2019

Stockholm, January 24, 2020

Fourth quarter highlights

•  Sales were SEK 66.4 (63.8) b. Sales growth was 1% adjusted for comparable units and currency. A reduction in North America was compensated by growth in other markets, primarily in the Middle East and North East Asia. Reported sales grew by 4%.

• Operating income[1] improved to SEK 6.5 (2.6) b., corresponding to an operating margin of 9.7% (4.0%) excluding restructuring charges. Reported operating income[1] was SEK 6.1 (-1.9) b.

• Gross margin was 37.1% (32.0%) excluding restructuring charges. Reported gross margin was 36.8% (25.7%).

•  Networks gross margin excluding restructuring charges was 41.1% (41.0%). Operating margin excluding restructuring charges was 14.5% (17.5%) following the addition of the Kathrein[2] business and investments in R&D, digitalization, compliance and security.

• Digital Services reported a positive operating income excluding restructuring charges.

• Net income was SEK 4.5 (-6.5) b.

• Free cash flow excluding M&A was SEK -1.9 (3.0) b. including payments of SEK 10.1 b. related to the resolution of the US SEC and DOJ[3] investigations. Net cash decreased to SEK 34.5 (35.9) b.

Full-year highlights

• Sales increased by 4%, adjusted for comparable units and currency, with Networks growing by 6%. Reported sales increased by 8%.

•  Reported operating income improved to SEK 10.6 (1.2) b. Operating income was SEK 22.1 b. (operating margin 9.7%) excluding restructuring charges and SEK -10.7 b. in costs related to the resolution of the US SEC and DOJ investigations.

• Gross margin was 37.5% (35.2%) excl. restructuring charges, with improvements in Networks, Digital Services and Managed Services.

•  Free cash flow excluding M&A amounted to SEK 7.6 (4.3) b. including payments of SEK 10.1 b. related to the resolution of the US SEC and DOJ investigations. Net cash at year-end was SEK 34.5 (35.9) b.

• The Board of Directors will propose a dividend for 2019 of SEK 1.50 (1.00) per share to the AGM.

1 Ericsson | Fourth quarter and full-year report 2019

SEK b.	Q4 2019	Q4 2018	YoY change	Q3 2019	QoQ change	Jan-Dec 2019	Jan-Dec 2018	YoY change
Net sales	66.4	63.8	4%	57.1	16%	227.2	210.8	8%
Sales growth adj. for comparable units and currency	—		1%	—	—	—	—	4%
Gross margin	36.8%	25.7%	—	37.7%	—	37.3%	32.3%	—
Gross margin excluding restructuring charges	37.1%	32.0%	—	37.8%	—	37.5%	35.2%	—
Operating income (loss)	6.1	-1.9	—	-4.2	—	10.6	1.2	—
Operating margin	9.2%	-2.9%	—	-7.3%	—	4.6%	0.6%	—
Operating income (loss) excluding restructuring charges	6.5	2.6	152%	-4.0	—	11.4	9.3	23%
Operating margin excluding restructuring charges	9.7%	4.0%	—	-7.1%	—	5.0%	4.4%	—
Operating income excl.restr.charges & SEC/DOJ charges [4]	5.7	2.6	123%	7.4	-23%	22.1	9.3	139%
Operating margin excl.restr.charges & SEC/DOJ charges [4]	8.6%	4.0%	—	13.0%	—	9.7%	4.4%	—
Net income (loss)	4.5	-6.5	—	-6.9	—	1.8	-6.3	—
EPS diluted, SEK	1.33	-1.99	—	-1.89	—	0.67	-1.98	—
Free cash flow excluding M&A	-1.9	3.0	—	4.5	—	7.6	4.3	79%
Net cash, end of period	34.5	35.9	-4%	37.4	-8%	34.5	35.9	-4%

[1]

Includes a positive impact of SEK 0.7 b. from a partial release of the cost provisions made in Q3 2019 related to the resolution of the SEC and DOJ investigations. Includes a non-cash cost of SEK -0.3 b. related to wind-down of the ST-Ericsson legal structure.

[2]	The acquisition of the Kathrein antenna and filter business is hereinafter referred to as the acquired Kathrein business.
[3]	United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ).
[4]

Operating income excludes restructuring charges in all periods and cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 as well as a partial release of the same provision of SEK 0.7 b. in Q4 2019.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

2 Ericsson | Fourth quarter and full-year report 2019

CEO comments

Our performance during 2019 puts us on track to reach our targets for 2020 and 2022. Our focused strategy with increased investments in R&D combined with operational efficiency is paying off. We have regained technology leadership, recovered previously lost ground in several markets and improved the financial results. Today, we are a leader in 5G with 78 commercial 5G agreements with unique operators and 24 live 5G networks on four continents. Operating margin1 excluding costs related to the resolution of the US SEC and DOJ investigations and restructuring charges was 9.7% for full-year 2019, almost reaching the target of more than 10% one year early.

Operating income was impacted by increased operating expenses. The increase is related to the Kathrein business acquisition, increased investments in digitalization and added resources to strengthen security as well as our Ethics and Compliance program. For 2020 we expect somewhat higher operating expenses, which will not jeopardize our financial targets.

Networks gross margin2 was solid in the quarter at 41% including effects from strategic contracts which reflects the strong business fundamentals. Due to the uncertainty related to an announced operator merger, we saw a slowdown in our North American business in Q4, resulting in North America having the lowest share of total sales for some time. However, the underlying business fundamentals in North America remain strong. The negative growth in North America was more than offset by growth in Asia and the Middle East. It is still too early to assess possible volumes and price levels for the expected deployment of 5G in China, and we expect that the initial challenging margins will shift to positive margins over the lifespan of the contracts.

The Kathrein acquisition and increased investments were the main reasons why Networks operating margin2 declined to 14.5% in Q4. The acquisition is strategically important to strengthen our capabilities in antennas. While we are executing on the integration plan, temporarily lower production and sales had a negative impact on margins in the quarter. We expect a gradual improvement as the integration progresses and a new antenna portfolio is developed, however we expect a negative contribution full-year 2020.

In segment Digital Services we continued the execution of our plan to turn around the business and showed a positive result2 in Q4, despite a continued negative impact from the remaining critical projects (provisions of SEK -0.3 b. in Q4). We see strong development in the market, driven by the momentum in 5G resulting in good sales growth in Packet Core and OSS. While rationalization of the legacy portfolio will continue, we are re-investing R&D in our 5G and cloud-native portfolio.

The resolution of the US SEC and DOJ investigations highlights serious shortcomings in our otherwise proud history. The events described in the resolution are totally unacceptable. However, the resolution represents an important step for Ericsson. We are now fully focused on strengthening the company and making sure we are equipped to deal with compliance challenges. We have already put in place many important changes to our Ethics and Compliance program, including adding further compliance and assurance competence as well as strengthening our third-party management, leadership vetting and internal controls. This work will not stop; our zero-tolerance policy requires constant oversight and renewal, and we are confident that we are on the right path.

Free cash flow in 2019 excluding M&A amounted to SEK

7.6 (4.3) b., after payments of SEK 10.1 b. related to the resolution of the US SEC and DOJ investigations. The Board will propose a dividend of SEK 1.50 (1.00) per share to the AGM. The increase underlines the Board’s confidence in Ericsson delivering on its financial targets and building a strong financial position.

Our strategy aims at building a stronger company longer term and we do not trade long-term strengths for short-term gains. The foundation is our investments in R&D for both technology and cost leadership. This has secured us a competitive advantage as operators accelerate their 5G investments. We continue to execute on our focused strategy. The investments in digitalizing our business processes will increase costs in 2020 and will result in improved productivity in 2021 and beyond, supporting improved margins. Our competitive portfolio and cost position combined with the current market dynamics present a unique opportunity for us and we will continue to invest in order to further strengthen our market position.

Our product portfolio in Networks and Digital Services continues to gain good traction in a highly competitive market undergoing a technology shift to 5G. We see opportunities to further strengthen our position through our strong product offering in a market driven by the momentum in 5G. While we are confident that these opportunities will be value accretive in the long term, initial margins are challenging. Our competitive product offering and improved cost structure in hardware and services make our position and profitability much stronger than at the time of the European network modernization.

In 2019, we saw leading operators switch on their 5G networks. We are tracking well towards our targets for 2020 and 2022, but most importantly, we are making progress towards building a stronger company long term.

Börje Ekholm

President and CEO

[1]	Excluding restructuring charges and costs related to the resolution of the US SEC and DOJ investigations.
[2]	Excluding restructuring charges.

3 Ericsson | Fourth quarter and full-year report 2019	CEO comments

Planning assumptions

Market related

•  The Radio Access Network (RAN) equipment market is estimated to grow by 4% for full-year 2020 with 2% CAGR for 2018-2023. (Source: Dell’Oro)

Ericsson related

The financial targets for 2020 and 2022 presented at the Investor Update in October 2019 remain unchanged.

Sales and gross margin

•  Three-year average Group sales seasonality between Q4 and Q1 is -25%. Q1 is expected to have slightly less seasonality, as the base was lower following a weak Q4 in North America. The underlying business fundamentals in North America remain strong.

•  The revenues from current IPR licensing contract portfolio are approximately

SEK 10 b. on an annual basis.

•  Strategic contracts, with an overall long-term positive gross margin, but with initially low or negative margin, are expected to continue to impact Networks.

•  Large 5G deployments in China are expected to commence in 2020. Ericsson has invested in R&D and supply chain capacity, aiming to increase market share. Based on experience, margins are initially challenging but turn positive over the lifespan of a contract.

•  The acquired Kathrein business is expected to have a negative impact on Networks margins during 2020, with a gradual improvement 2H.

•  The improvements in Digital Services continue, but earnings will vary between quarters depending on business mix, sales seasonality and impact of the remainder of the 45 critical contracts.

Operating expenses

•  Operating expenses typically decrease between Q4 and Q1 due to seasonality. Somewhat higher operating expenses are expected for full-year 2020 due to investments in digitalization, compliance and security.

Restructuring charges

•  Restructuring charges for full-year 2020 are estimated to be ~1% of sales.

Currency exposure

•  Rule of thumb: A change by 10% of USD to SEK has an impact of approx. +/-5% on net sales and approx. +/-1 percentage point on operating margin.

4 Ericsson | Fourth quarter and full-year report 2019	Financial highlights

Financial highlights

SEK b.	Q4 2019	Q4 2018	YoY change	Q3 2019	QoQ change	Jan-Dec 2019	Jan-Dec 2018	YoY change
Netsales	66.4	63.8	4%	57.1	16%	227.2	210.8	8%
Sales growth adj. for comparable units and currency	—	—	1%	—	—	—	—	4%
Gross income	24.4	16.4	49%	21.5	13%	84.8	68.2	24%
Gross margin	36.8%	25.7%	—	37.7%	—	37.3%	32.3%	—
Research and development (R&D) expenses	-10.6	-10.7	—	-9.5	—	-38.8	-38.9	—
Selling and administrative expenses	-8.2	-7.7	—	-4.9	—	-26.1	-27.5	—
Impairment losses on trade receivables	-0.2	0.4	—	0.2	—	0.7	-0.4	—
Other operating income and expenses	0.8	-0.3	—	-11.3	—	-9.7	-0.2	—
Operating income (loss)	6.1	-1.9	—	-4.2	—	10.6	1.2	—
Operating margin	9.2%	-2.9%	—	-7.3%	—	4.6%	0.6%	—
Financial income and expenses, net	-0.1	-0.7	—	-0.7	—	-1.8	-2.7	—
Taxes	-1.6	-3.9	—	-2.0	—	-6.9	-4.8	—
Net income (loss)	4.5	-6.5	—	-6.9	—	1.8	-6.3	—
Restructuring charges	-0.3	-4.4	—	-0.1	—	-0.8	-8.0	—
Gross income excluding restructuring charges	24.7	20.4	21%	21.6	14%	85.2	74.1	15%
Gross margin excluding restructuring charges	37.1%	32.0%	—	37.8%	—	37.5%	35.2%	—
R&D expenses excluding restructuring charges	-10.6	-10.4	—	-9.4	—	-38.5	-37.6	—
SG&A expenses excluding restructuring charges	-8.2	-7.6	—	-4.9	—	-26.0	-26.7	—
Operating income (loss) excl. restructuring charges	6.5	2.6	152%	-4.0	—	11.4	9.3	23%
Operating margin excluding restructuring charges	9.7%	4.0%	—	-7.1%	—	5.0%	4.4%	—
Operating income excl.restr.charges & SEC/DOJ charges ¹	5.7	2.6	123%	7.4	-23%	22.1	9.3	139%
Operating margin excl.restr.charges & SEC/DOJ charges ¹	8.6%	4.0%	—	13.0%	—	9.7%	4.4%	—

[1]

Operating income excludes restructuring charges in all periods and excludes cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 and a partial release of the same provision of SEK 0.7 b. in Q4 2019.

Fourth quarter comments

Provision for the resolution of the US SEC and DOJ investigations

In Q3 2019 a provision of SEK -11.5 b. was made to cover costs in connection with a future settlement with the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ). In Q4 2019 a resolution was reached, and payments of a total of SEK 10.1 b. were made. Part of the remaining provision will cover future monitoring costs while SEK 0.7 b. of the provision was released in Q4 2019, with a positive impact on operating income. The initial provision and the partial release were reported as Other operating income and expenses in segment Emerging Business and Other.

Net sales

Reported sales increased by 4% YoY. Sales adjusted for comparable units and currency increased by 1% YoY with growth in market areas Middle East & Africa, North East Asia and South East Asia, Oceania and India. As anticipated, the ongoing operator merger discussion led to lower sales in North America while there was growth with other North American customers.

Networks sales adjusted for comparable units and currency increased by 2% YoY, with strong sales growth in Japan and Saudi Arabia partly offset by reduced sales in North America. Digital Services sales adjusted for comparable units and currency decreased by -3% YoY, due to lower sales in North East Asia. Managed Services sales adjusted for comparable units and currency declined by -1% YoY. Sales adjusted for comparable units and currency in Emerging Business and Other increased by 9% YoY, driven by growth in iconectiv and IoT.

Sequentially, sales increased by 16%.

5 Ericsson | Fourth quarter and full-year report 2019	Financial highlights

IPR licensing revenues

IPR licensing revenues increased to SEK 2.5 (2.1) b. YoY, mainly due to new contracts and currency effects from a stronger USD versus SEK. Revenues increased from SEK 2.4 b. QoQ, supported by a new contract.

Gross margin

Gross margin increased to 36.8% (25.7%). Gross margin excluding restructuring charges increased to 37.1% (32.0%), mainly driven by improvements in Digital Services, where the gross margin in Q4 2018 was impacted by costs related to a revised Business Support Systems (BSS) strategy. Managed Services gross margin improved, mainly as an effect of efficiency gains. Networks gross margin excluding restructuring charges was stable at 41.1% (41.0%), since operational leverage compensated for an increased portion of strategic contracts and a negative effect from the acquired Kathrein business. Higher IPR licensing revenues had a positive impact on gross margin YoY.

Sequentially, gross margin decreased to 36.8% from 37.7%. Gross margin excluding restructuring charges decreased to 37.1% from 37.8%, mainly due to lower gross margins in Networks and Managed Services. Networks gross margin declined with a negative impact from strategic contracts and the acquired business partly offset by a favorable business mix and operational leverage. Managed Services gross margin declined, mainly due to lower add-on sales.

Operating expenses

Operating expenses increased to SEK -19.0 (-18.0) b. YoY. Operating expenses excluding restructuring charges increased to SEK -18.9 (-17.6) b. The acquired Kathrein business added expenses of SEK -0.3 b. while the 51% divestment of MediaKind reduced operating expenses by SEK 0.6 b. YoY. Currency effects had a negative impact on operating expenses YoY.

R&D expenses excluding restructuring charges increased slightly to SEK -10.6 (-10.4) b. R&D expenses increased in both Networks and Managed Services while they declined in Digital Services and in Emerging Business and Other. The net impact of capitalized and amortized R&D expenses was SEK 0.2 (-0.6) b.

Selling and administrative (SG&A) expenses excluding restructuring charges increased to SEK -8.2 (-7.6) b. YoY. Revaluation of customer financing was SEK -0.2 (0.0) b. Increased investments in corporate projects for digital transformation, compliance and security impacted SG&A expenses negatively YoY.

Impairment losses on trade receivables were SEK -0.2 (0.4) b.

Sequentially, total operating expenses increased to SEK -19.0 b. from SEK -14.2 b. A refund of social security costs in Sweden of SEK 0.9 b. was made in Q3 2019. Increased impairment losses on trade receivables and the acquired Kathrein business together added expenses of SEK 0.7 b. QoQ. Continued investments in R&D, seasonality between quarters and higher provisions for variable compensation also impacted operating expenses negatively QoQ.

Other operating income and expenses

Other operating income and expenses improved to SEK 0.8 (-0.3) b. YoY and from SEK -11.3 b. QoQ. A cost provision of SEK -11.5 b. related to the resolution of the US SEC and DOJ investigations impacted Q3 2019. SEK 0.7 b. of this provision was released in Q4 2019, with a positive impact. ST-Ericsson, a former joint venture, between Ericsson and STMicroelectronics, was split up between its owners in 2013. In the ongoing wind-down of the ST-Ericsson legal structure there was a non-cash negative impact of SEK -0.3 b. in the quarter. Q4 2018 was impacted by costs related to resetting the Edge Gravity business strategy in segment Emerging Business and Other.

Restructuring charges

Restructuring charges decreased to SEK -0.3 (-4.4) b. YoY. The main part of the restructuring charges in Q4 2018 was related to a revised BSS strategy in Digital Services.

Operating income and margin

Reported operating income improved to SEK 6.1 (-1.9) b. YoY. Operating income in Q4 2018 was negatively impacted by costs to reshape the BSS strategy. Operating income excluding restructuring charges was SEK 6.5 b. (operating margin 9.7%) and includes a positive impact from a partial release (SEK 0.7 b.) of a provision related to the resolution of the US SEC and DOJ investigations as well as a negative impact (SEK -0.3 b.) from the wind-down of the ST-Ericsson legal structure. Operating income in Q4 2018 was SEK 5.5 b. (operating margin 8.7%) excluding restructuring charges and costs related to the reshaped BSS strategy.

Sequentially operating income improved to SEK 6.1 b. from SEK -4.2 b., mainly due to the impact of the resolution of the US SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 and SEK 0.7 b. in Q4 2019. The positive effect on operating income from sequentially higher sales was more than offset by increased operating expenses and a lower gross margin. The acquired Kathrein business had a negative impact of SEK -0.5 b. QoQ.

Financial income and expenses, net

The financial net improved to SEK -0.1 (-0.7) b. YoY and from SEK -0.7 b. QoQ, mainly due to positive currency hedge effects which derive from the hedge loan balance in USD. The currency hedge effect was SEK 0.2 b. compared with SEK -0.1 b. in Q4 2018 and SEK -0.3 b. in Q3 2019. The SEK strengthened against the USD between September 30, 2019 (SEK/USD rate 9.81) and December 31, 2019 (SEK/USD rate 9.32). Interest expenses on financial leases were SEK -0.1 (0.0) b. in the quarter, as an effect of IFRS 16 implementation.

6 Ericsson | Fourth quarter and full-year report 2019	Financial highlights

Taxes

Taxes were SEK -1.6 (-3.9) b. Taxes in Q4 2018 were negatively impacted by impairment of withholding tax assets and non-deductible expenses. The cost provision related to the resolution of the US SEC and DOJ investigations is handled as non tax-deductible. The Company has implemented IFRIC 23, which requires quarterly assessments of uncertain tax positions.

Net income and EPS

Net income increased to SEK 4.5 (-6.5) b. and EPS diluted increased to SEK 1.33 (-1.99).

Employees

The number of employees was 99,417 on December 31, 2019, a net increase of 3,530 employees in the quarter of which 3,385 employees joined Ericsson through the Kathrein business acquisition.

Full-year comments

Net sales

Sales increased by SEK 16.4 b. or 8% to SEK 227.2 (210.8) b. Networks sales increased by SEK 16.4 b. (12%), Digital Services sales increased by SEK 1.8 b. (5%), Managed Services sales decreased by SEK -0.2 b. (-1%) and Emerging Business and Other sales decreased by SEK -1.6 b. (-19%). Sales adjusted for comparable units and currency increased by 4%.

The sales increase in Networks was driven mainly by higher demand for radio access network (RAN) equipment. Networks sales growth adjusted for comparable units and currency was 6%.

In Digital Services, growth in the new portfolio was offset by lower legacy product sales. Sales growth adjusted for comparable units and currency was -1%.

The sales decline in Managed Services was mainly a result of contract exits. Sales adjusted for contract exits grew in 2019.

The sales decrease in segment Emerging Business and Other was due to the 51% divestment of MediaKind in February 2019. Sales growth adjusted for comparable units and currency was 14%, driven by iconectiv and IoT.

In the geographical dimension, sales were driven by growth in North America and North East Asia.

The sales mix by commodity was: software 21% (21%), hardware 38% (37%) and services 41% (42%).

IPR licensing revenues

IPR licensing revenues increased to SEK 9.6 (8.0) b., driven by new contracts and a stronger USD to SEK. The revenues from current IPR licensing contract portfolio are approximately SEK 10 b. on an annual basis.

Gross margin

Gross margin increased to 37.3% (32.3%) with improved margins in Networks, Digital Services and Managed Services. In Networks the negative impact from strategic contracts was offset by improved hardware margins, operational leverage and lower restructuring charges. Digital Services gross margin improved, since costs for a revised BSS strategy had a negative impact in 2018. Managed Services gross margin improved, driven by customer contract exits and efficiency measures. A reduced share of services sales and an increased share of IPR and licensing revenues had a positive impact on gross margin. Restructuring charges included in the gross margin decreased to SEK -0.3 (-5.9) b.

Operating expenses

Operating expenses decreased to SEK -64.2 (-66.8) b., with SG&A expenses of SEK -26.1 (-27.5) b., R&D expenses of SEK -38.8 (-38.9) b. and impairment losses on trade receivables of SEK 0.7 (-0.4) b. Restructuring charges included in operating expenses were SEK -0.5 (-2.1) b. Currency effects impacted operating expenses negatively while the 51% divestment of MediaKind had a positive impact on operating expenses.

R&D expenses were impacted by increased investments in R&D for Networks and Managed Services. This increase was partly offset by lower R&D in Digital Services and Emerging Business and Other. The net effect of capitalized and amortized development expenses was SEK 0.3 (-1.7) b. Restructuring charges impacted R&D expenses by SEK -0.3 (-1.3) b.

SG&A expenses were positively impacted by a refund of earlier paid social security costs in Sweden of SEK 0.9 b. and by lower restructuring charges of SEK -0.1 (-0.8) b. Currency effects and increased investments in corporate projects for digital transformation, compliance and security had a negative impact YoY. Costs for customer financing revaluation declined to SEK -0.7 (-1.1) b.

Other operating income and expenses

Other operating income and expenses was SEK -9.7 (-0.2) b. and was negatively impacted by SEK -10.7 b. in costs related to the resolution of the US SEC and DOJ investigations. In 2019 51% of MediaKind was divested with a capital gain of SEK 0.7 b. in the first quarter. Share in earnings of JV and associated companies was SEK -0.3 (0.1) b., negatively impacted by the 49% ownership in MediaKind. The Company’s share in earnings of MediaKind was SEK -0.4 b. and the remaining investment is SEK 0.8 b.

Restructuring charges

Restructuring charges amounted to SEK -0.8 (-8.0) b. The cost reduction program announced in 2017 was completed in 2018. Restructuring costs related to the revised BSS strategy had a negative impact in 2018.

7 Ericsson | Fourth quarter and full-year report 2019	Financial highlights

Operating income and margin

Operating income improved to SEK 10.6 (1.2) b. driven by higher gross margin and higher sales. This improvement was partly offset by SEK -10.7 b. in costs related to the resolution of the US SEC and DOJ investigations. Operating margin was 4.6% (0.6%). Operating margin excluding the SEC and DOJ costs of SEK -10.7 b. and excluding restructuring charges of SEK -0.8 b. was 9.7%. Operating margin excluding restructuring charges of SEK -8.0 b. was 4.4% in 2018.

Financial income and expenses, net

The financial net improved to SEK -1.8 (-2.7) b., mainly due to lower negative effects of foreign exchange revaluation, lower negative currency hedge effects and improved interest net. The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK -0.3 (-0.5) b. The SEK weakened against the USD between December 31, 2018 (SEK/USD rate 8.94) and December 31, 2019 (SEK/USD rate 9.32).

Taxes

Taxes were SEK -6.9 (-4.8) b. impacted by the increased income. Costs of SEK -10.7 b. related to the resolution of the US SEC and DOJ investigations are handled as non tax-deductible. Excluding these costs, the 2019 tax rate was approximately 35%. The Company has implemented IFRIC 23, which requires quarterly assessments of uncertain tax positions.

Net income and EPS

Net income improved to SEK 1.8 (-6.3) b., driven by higher operating income and an improved financial net. EPS diluted was SEK 0.67 (-1.98) and EPS (non-IFRS) was SEK 1.07 (0.27).

Employees

The number of employees was 99,417 on December 31, 2019, an increase of 4,058 employees compared with December 31, 2018. The increase derives mainly from the acquired Kathrein business and increased service delivery resources driven by higher sales. The increase was partly offset by the MediaKind divestment.

8 Ericsson | Fourth quarter and full-year report 2019	Financial highlights

Market area sales

	Q4 2019				Change
SEK b.	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	YoY	QoQ
South East Asia, Oceania and India	6.8	1.4	1.0	0.0	9.2	12%	24%
North East Asia	7.3	1.9	0.3	0.1	9.7	16%	53%
North America	13.2	2.9	1.2	0.0	17.4	-4%	-9%
Europe and Latin America	10.0	4.1	3.3	0.1	17.5	-2%	22%
Middle East and Africa	4.9	2.4	1.1	0.0	8.4	23%	39%
Other ¹	2.2	0.4	0.0	1.5	4.2	-6%	4%

Total	44.4	13.2	7.0	1.7	66.4	4%	16%

[1]	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other.

Fourth quarter comments

South East Asia, Oceania and India

Sales increased YoY across all segments driven by continued investments, primarily in LTE, by several major customers. Managed Services sales grew YoY, driven by add-on sales and YoY ramp-up of a contract signed in 2018.

North East Asia

Sales increased YoY. Network sales grew, driven by increased business volumes in Japan and initial launch of 5G in China. Digital Services sales decreased due to lower legacy product sales in China.

North America

Sales decreased YoY, with lower operator spending as a result of the uncertainty surrounding the announced operator merger while there was growth with other customers.

Europe and Latin America

Sales decreased YoY. Sales grew in Europe, driven by earlier announced contract wins. This growth was however more than offset by a decline in Latin America due to large deployments in 2018.

Middle East and Africa

Sales grew across all segments YoY. Networks sales grew on the back of ongoing 4G and 5G deployment in key markets in the Middle East. Digital Services sales grew, driven by 5G core deployment and achievement of project milestones in certain critical contracts. Managed Services sales grew, partly driven by add-on sales.

Other

Sales decreased YoY due to the 51% divestment of the media business, which was transferred to MediaKind. IPR licensing revenues amounted to SEK 2.5 (2.1) b.

	Jan-Dec 2019					Change
SEK b.	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	YoY
South East Asia, Oceania and India	21.9	4.0	3.8	0.1	29.8	1%
North East Asia	20.3	4.9	1.0	0.2	26.4	18%
North America	55.8	9.6	4.7	0.1	70.2	20%
Europe and Latin America	33.9	12.6	12.1	0.4	59.0	-1%
Middle East and Africa	14.6	7.0	3.9	0.0	25.5	5%
Other ¹	8.5	1.7	0.0	6.0	16.3	-1%

Total	155.0	39.9	25.6	6.8	227.2	8%

[1]	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other.

Full-year comments

South East Asia, Oceania and India

Sales remained stable in 2019. Growth in Managed Services was driven by add-on sales and by a contract that was signed in 2018. Digital Services sales decreased, due to lower legacy product sales in India.

North East Asia

Sales increased in 2019. The strong Networks sales growth was driven mainly by 5G deployment in South Korea, increased business volumes in Japan and initial launch of 5G in China. 4G in China continued to decline. Digital Services sales were stable.

North America

Sales increased in 2019. Networks sales increased driven by investments in 4G and 5G across all major customers. Digital Services sales increased as operators digitalize in preparation for 5G. Managed Services sales grew, driven by strong add-on sales in large customer contracts. Uncertainties regarding the pending operator merger impacted investment willingness in Q4 2019.

Europe and Latin America

Sales decreased slightly in 2019. Growth in Europe was driven by previously announced contract wins, partly offset by renegotiation and exits of low-performing and non-strategic businesses. Sales in Latin America declined due to timing of large deployment projects.

9 Ericsson | Fourth quarter and full-year report 2019	Market area sales

Middle East and Africa

Sales increased in 2019 in Networks and Digital Services, driven by 4G and 5G investments in the Middle East. Managed Services sales declined due to exit of non-strategic contracts.

Other

Sales declined as a result of the 51% divestment of the media business, which was transferred to MediaKind. IPR licensing revenues amounted to SEK 9.6 (8.0) b.

10 Ericsson | Fourth quarter and full-year report 2019	Market area sales

Segment results

Networks

SEK b.	Q4 2019	Q4 2018	YoY change	Q3 2019	QoQ change	Jan-Dec 2019	Jan-Dec 2018	YoY change
Net sales	44.4	41.6	7%	39.3	13%	155.0	138.6	12%
Of which products	31.2	29.8	5%	27.5	13%	109.1	96.9	13%
Of which IPR licensing revenues	2.0	1.8	14%	2.0	2%	7.9	6.5	21%
Of which services	13.3	11.8	12%	11.8	13%	45.9	41.6	10%
Sales growth adjusted for comparable units and currency	—	—	2%	—	—	—	—	6%
Gross income	18.3	16.6	10%	16.3	12%	64.7	55.2	17%
Gross margin	41.1%	39.9%	—	41.6%	—	41.8%	39.8%	—
Operating income	6.4	6.9	-7%	7.2	-11%	24.8	19.4	28%
Operating margin	14.4%	16.5%	—	18.4%	—	16.0%	14.0%	—
Restructuring charges	0.0	-0.4	—	0.0	—	-0.1	-1.8	—
Gross income excl.restructuring charges	18.3	17.1	7%	16.3	12%	64.7	56.5	14%
Gross margin excl.restructuring charges	41.1%	41.0%	—	41.6%	—	41.8%	40.8%	—
Operating income excl.restructuring charges	6.4	7.3	-11%	7.2	-11%	24.8	21.2	17%
Operating margin excl.restructuring charges	14.5%	17.5%	—	18.4%	—	16.0%	15.3%	—

Fourth quarter comments

Net sales

Reported sales increased by 7% YoY, while sales adjusted for comparable units and currency increased by 2% YoY. The increase was driven by investments in LTE and 5G networks with strong growth particularly in Japan and Saudi Arabia.

Sales increased by 13% QoQ, which is less than normal seasonality. Sales increased QoQ in all market areas, apart from North America.

Gross margin

Gross margin increased to 41.1% (39.9%) YoY. Gross margin excluding restructuring charges remained stable at 41.1% (41.0%). Operational leverage compensated for an increased portion of strategic contracts and a negative effect from the acquired Kathrein business (of SEK -0.2 b. equal to -0.5 percentage points), demonstrating the strong underlying business fundamentals. Strategic contracts are taken to strengthen the market position and have a positive overall margin contribution but initially low or negative margins.

Gross margin decreased QoQ to 41.1% from 41.6%. The dilutive margin effect from the acquired business and strategic contracts was partly offset by a favorable business mix and operational leverage.

Operating income and margin

Operating income decreased to SEK 6.4 (6.9) b. YoY and operating margin decreased to 14.4% (16.5%). Operating income excluding restructuring charges was SEK 6.4 (7.3) b. and the corresponding operating margin was 14.5% (17.5%). The decrease in operating income in the quarter, despite stable sales and gross margin, is due to an increase in operating expenses of SEK 2.2 b. The increase in operating expenses is a result of continued investments in R&D for 5G and in corporate projects for digital transformation, compliance and security. The acquired Kathrein business had a negative impact of SEK -0.5 b., corresponding to -1 percentage point in Networks operating margin. Impairment losses on trade receivables and provisions for customer financing impacted operating expenses by SEK -0.3 (0.3) b.

Operating income decreased to SEK 6.4 b. from SEK 7.2 b. QoQ and operating margin decreased to 14.4% from 18.4%. There was no impact of restructuring charges in the quarter or in the previous quarter. The decrease in operating income was driven by higher operating expenses due to increased investments in R&D for 5G and in corporate projects for digital transformation, compliance, and security. Impairment losses on trade receivables and provisions for customer financing impacted operating expenses by SEK -0.3 b. compared with SEK 0.0 b. in Q3 2019.

Full-year comments

Net sales

Reported sales increased by 12% in 2019 to SEK 155.0 (138.6) b. Sales adjusted for comparable units and currency increased by 6%. The sales increase was primarily in the US, South Korea, Italy, Germany and Saudi Arabia, driven by operator investments in LTE and 5G networks. The Networks share of IPR licensing revenues was SEK 7.9 (6.5) b.

Gross margin

Gross income increased to SEK 64.7 (55.2) b. while gross margin increased to 41.8% (39.8%). The impact of strategic contracts was more than offset by improved hardware margins and operational leverage. Lower restructuring charges in 2019 contributed positively.

11 Ericsson | Fourth quarter and full-year report 2019	Segment results

Operating income and margin

Operating income increased to SEK 24.8 (19.4) b. Higher sales and gross margin as well as lower restructuring charges had a positive impact that was partly offset by increased operating expenses. Operating expenses increased mainly due to higher investments in R&D in line with the ambition to continue to strengthen the technology leadership and increased investments in corporate projects for digital transformation, compliance and security. Impairment losses on trade receivables impacted operating expenses by SEK -0.1 (-0.3) b.

Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs was SEK 1.1 (-0.3) b. Restructuring charges were SEK -0.1 (-1.8) b. Operating margin increased to 16.0% (14.0%).

Strategy execution

The target for Networks is to generate an operating margin of

15-17% (excluding restructuring charges) by 2020. Important ongoing strategic activities are to:

•	Invest in R&D to safeguard a leading product portfolio and cost leadership

•	Increase investments in automation and serviceability driving down costs

•	Selectively gain market shares based on technology and cost competitiveness.

In addition, the acquired Kathrein antenna and filter business brings competence and capabilities to support the transformation of the antenna domain into multiple frequencies and multiple technologies. Radios and antennas are being consolidated and integrated to optimize network performance and to further improve performance, capacity and coverage for 5G.

At the close of the quarter Ericsson had announced 78 commercial 5G agreements with unique operators, publicly announced 32 5G contracts, and 24 live 5G networks across the globe.

12 Ericsson | Fourth quarter and full-year report 2019	Segment results

Digital Services

SEK b.	Q4 2019	Q4 2018	YoY change	Q3 2019	QoQ change	Jan-Dec 2019	Jan-Dec 2018	YoY change
Net sales	13.2	13.0	1%	9.9	33%	39.9	38.1	5%
Of which products	7.3	7.5	-2%	5.6	31%	21.5	20.5	5%
Of which IPR licensing revenues	0.4	0.4	14%	0.4	2%	1.7	1.4	21%
Of which services	5.8	5.5	5%	4.3	36%	18.4	17.6	4%
Sales growth adjusted for comparable units and currency	—	—	-3%	—	—	—	—	-1%
Gross income	4.9	-1.2	—	3.7	31%	14.8	8.3	78%
Gross margin	37.2%	-9.5%	—	37.9%	—	37.2%	21.8%	—
Operating income (loss)	-0.2	-7.1	—	-0.7	—	-4.0	-13.9	—
Operating margin	-1.2%	-54.5%	—	-6.7%	—	-10.1%	-36.4%	—
Restructuring charges	-0.2	-3.5	—	-0.1	—	-0.6	-5.4	—
Gross income excl.restructuring charges	5.0	2.1	136%	3.8	33%	15.1	12.3	22%
Gross margin excl.restructuring charges	38.1%	16.4%	—	38.3%	—	37.8%	32.4%	—
Operating income (loss) excl.restructuring charges	0.0	-3.5	—	-0.5	—	-3.4	-8.5	—
Operating margin excl.restructuring charges	0.3%	-27.2%	—	-5.4%	—	-8.6%	-22.3%	—

Fourth quarter comments

Net sales

Reported sales increased by 1% YoY. Sales adjusted for comparable units and currency decreased by -3% YoY, due to lower 4G core sales in North East Asia where the transition to 5G is ongoing. The customer demand for the new portfolio is strong. In the quarter there was growth in OSS, Cloud infrastructure and services.

Gross margin

Gross margin increased to 37.2% (-9.5%) YoY. Gross margin excluding restructuring charges increased to 38.1% (16.4%). Gross margin in Q4 2018 was negatively impacted by costs related to the revised BSS strategy. Cost reductions had a positive impact YoY.

Gross margin excluding restructuring charges declined slightly to 38.1% from 38.3% QoQ with a continued negative impact from the remainder of the 45 critical contracts.

Operating income (loss)

Operating income was SEK -0.2 (-7.1) b. Operating income excluding restructuring charges was SEK 0.0 (-3.5) b., with a positive impact from increased gross margin and from lower operating expenses. The net impact of capitalized and amortized development expenses was SEK -0.1 (-0.6) b. in the quarter.

Sequentially, operating income excluding restructuring charges improved to SEK 0.0 b. from SEK -0.5 b., driven by higher sales.

Full-year comments

Net sales

Reported sales increased by 5% in 2019 driven by growth in North America. Services sales increased driven by customer support. Sales in the new portfolio grew by 7% driven by customer investments in 4G and 5G, while sales in legacy products declined. Sales adjusted for comparable units and currency decreased by -1% YoY.

Gross margin

Gross margin increased to 37.2% (21.8%). Gross margin excluding restructuring charges improved to 37.8% (32.4%). 2018 was negatively impacted by costs related to the revised BSS strategy.

Operating income (loss)

Operating income improved to SEK -4.0 (-13.9) b. Operating income excluding restructuring charges improved to SEK -3.4 (-8.5) b., supported by higher gross margin and higher sales. In addition, operating expenses excluding restructuring charges declined by SEK -2.2 b. despite a currency headwind. The net impact of capitalized and amortized development expenses was SEK -0.9 (-1.8) b.

Strategy execution

Top priority is to continue to grow the new portfolio while turning Digital Services into a profitable business, targeting low single-digit operating margin by 2020 (excluding restructuring charges).

There is a strong business momentum in the new Digital Services portfolio of 5G and cloud-native products. Full-year sales of the new portfolio increased by 7%, driven by customer investments in 4G and 5G.

A key activity for turnaround of the Digital Services business is to complete, renegotiate or exit 45 identified critical and non-strategic customer contracts. Six contracts were addressed in the quarter, and a total of 35 contracts have been addressed to date. This is in line with the plan from 2017, to have addressed 75% of the contracts by the end of 2019.

13 Ericsson | Fourth quarter and full-year report 2019	Segment results

In order to capture software value and protect the services margin, there is an increased focus on reducing systems integration costs by increasing serviceability and automation.

New ways of working and investments in automation to further improve R&D efficiency as well as investments in the new portfolio of 5G and cloud-native products will continue, in order to strengthen the market position and prepare Digital Services for profitable growth.

The execution of the revised BSS strategy announced in January 2019, is progressing according to plan, attracting both existing and new customers, with several important new BSS contracts signed during the year.

14 Ericsson | Fourth quarter and full-year report 2019	Segment results

Managed Services

SEK b.	Q4 2019	Q4 2018	YoY change	Q3 2019	QoQ change	Jan-Dec 2019	Jan-Dec 2018	YoY change
Net sales	7.0	6.9	2%	6.4	11%	25.6	25.8	-1%
Sales growth adjusted for comparable units and currency	—	—	-1%	—	—		—	-4%
Gross income	1.0	0.8	33%	1.1	-9%	4.0	2.9	38%
Gross margin	14.8%	11.4%	—	17.9%	—	15.6%	11.2%	—
Operating income	0.3	0.3	2%	0.6	-48%	2.3	1.1	111%
Operating margin	4.2%	4.1%	—	8.8%	—	9.0%	4.2%	—
Restructuring charges	0.0	-0.1	—	0.0	—	0.0	-0.3	—
Gross income excl.restructuring charges	1.1	0.9	27%	1.1	-5%	4.0	3.1	29%
Gross margin excl.restructuring charges	15.4%	12.4%	—	17.9%	—	15.8%	12.2%	—
Operating income excl.restructuring charges	0.3	0.4	-6%	0.6	-41%	2.4	1.4	72%
Operating margin excl.restructuring charges	4.8%	5.2%	—	8.9%	—	9.2%	5.3%	—

Fourth quarter comments

Net sales

Reported sales increased by 2% YoY. Managed Services sales adjusted for comparable units and currency declined by -1% YoY. Sales in Optimization (project business) showed growth.

Gross margin

Gross margin increased to 14.8% (11.4%) YoY, mainly as a result of efficiency gains.

Sequentially gross margin decreased to 14.8% from 17.9%, mainly as a result of higher add-on sales in Q3 2019.

Operating income and margin

Operating income was SEK 0.3 (0.3) b. An improved gross margin was offset by increased expenses, mainly investments in R&D.

Operating income declined QoQ to SEK 0.3 b from SEK 0.6 b. due to lower gross margin and seasonally higher operating expenses, including corporate investments in digital transformation, compliance and security.

Full-year comments

Net sales

Reported sales decreased by -1% YoY. Sales adjusted for customer contract exits increased.

Sales adjusted for comparable units and currency decreased by -4% YoY, mainly as a result of customer contract exits.

Gross margin

Gross margin increased to 15.6% (11.2%) YoY. Gross margin excluding restructuring charges increased to 15.8% (12.2%), mainly as a result of efficiency measures and customer contract exits.

Operating income and margin

Operating income increased to SEK 2.3 (1.1) b. YoY. Operating income excluding restructuring charges improved to SEK 2.4 (1.4) b. due to a positive effect from reversal of a provision for impairment of trade receivables made in Q1 2019, of SEK 0.7 b., and higher gross margin.

Operating margin was 6.3%, excluding restructuring charges and the positive effect from reversal of a provision for impairment of trade receivables of SEK 0.7 b. in Q1 2019. The operating margin development is in line with the 2020 target.

Restructuring charges amounted to SEK 0.0 (-0.3) b.

Strategy execution

The target for Managed Services is to have an operating margin of 5-8% (excluding restructuring charges) in 2020.

Artificial Intelligence (AI) and automation are essential to managing the increasing complexity of current and future networks. In 2019 Ericsson launched a new AI-based managed services offering for operators – Ericsson Operations Engine. With this offering, network and IT operations will shift from being reactive to proactive, data-driven operations, making sense of billions of data points so that actions can be taken before network issues impact customer experience. This will enable operators to address the increasing network complexity, the increasing volumes of devices, multiple technologies such as 4G, 5G and IoT and more diverse service requirements.

Further investments will be made in automation, analytics and AI-driven offerings, to support 5G, IoT and cloud as well as to increase the efficiency in service delivery.

15 Ericsson | Fourth quarter and full-year report 2019	Segment results

Emerging Business and Other (includes Emerging Business, iconectiv, Red Bee Media and Media Solutions)

SEK b.	Q4 2019	Q4 2018	YoY change	Q3 2019	QoQ change	Jan-Dec 2019	Jan-Dec 2018	YoY change
Net sales	1.7	2.3	-24%	1.6	6%	6.8	8.4	-19%
Of which Emerging Business and iconectiv	1.1	1.0	10%	1.1	6%	4.3	3.4	27%
Of which Red Bee Media	0.6	0.6	6%	0.6	2%	2.4	2.3	4%
Of which Media Solutions	0.0	0.7	-100%	0.0	—	0.1	2.7	-97%
Sales growth adjusted for comparable units and currency	—	—	9%	—	—	—	—	14%
Gross income	0.2	0.2	9%	0.3	-29%	1.3	1.8	-30%
Gross margin	13.4%	9.3%	—	20.2%	—	18.9%	21.9%	—
Operating income (loss)	-0.4	-1.9	—	-11.3	—	-12.5	-5.4	—
Operating margin	-23.2%	-83.3%	—	-695.8%	—	-184.0%	-64.5%	—
Restructuring charges	0.0	-0.4	—	0.0	—	-0.1	-0.6	—
Gross income excl restructuring charges	0.3	0.4	-33%	0.3	-22%	1.3	2.1	-38%
Gross margin excl.restructuring charges	15.1%	17.1%	—	20.5%	—	19.6%	25.4%	—
Operating income excl.restructuring charges	-0.4	-1.5	—	-11.3	—	-12.4	-4.8	—
Of which Emerging Business, iconectiv and common costs	-0.5	-0.9	—	-0.5	—	-2.0	-2.8	—
Of which Red Bee Media	0.0	-0.1	—	0.0	—	0.0	-0.3	—
Of which Media Solutions	-0.3	-0.5	—	-0.3	—	-0.3	-1.7	—
Of which adjustments in Q3 and Q4 2019 ¹	0.5	—	—	-10.5	—	-10.1	—	—
Operating margin excl.restructuring charges	-21.4%	-67.1%	—	-695.1%	—	-183.0%	-57.4%	—

[1]

Includes cost provisions of SEK -11.5 b. related to the resolution of the SEC and DOJ investigations in Q3 2019, and a partial release of the same provision of SEK 0.7 b. in Q4 2019. Includes winding down non-cash costs of the ST-Ericsson legal structure of SEK -0.3 b. in Q4 2019. Includes a social security cost refund of SEK 0.9 b. in Q3 2019.

Fourth quarter comments

Net sales

Reported sales decreased by -24% YoY, due to the 51% divestment of MediaKind. Sales adjusted for comparable units and currency increased by 9% YoY, driven by growth in iconectiv and IoT.

Gross margin

Gross margin increased to 13.4% (9.3%) YoY. Gross margin excluding restructuring charges declined to 15.1% (17.1%). The decline was due to the divestment of 51% of MediaKind and project losses in the legacy media business.

Sequentially gross margin decreased to 13.4% from 20.2%. Gross margin excluding restructuring charges decreased to 15.1% from 20.5% due to project losses in the legacy media business.

Operating income (loss)

Operating income was positively impacted by SEK 0.7 b. related to a partial release of a previously made cost provision related to the resolution of the US SEC and DOJ investigations. The positive impact was partly offset by the wind-down of the ST-Ericsson legal structure with a non-cash negative impact of SEK -0.3 b. Operating income excluding restructuring charges and these items was SEK -0.8 b.

Media Solutions operating income excluding restructuring charges was SEK -0.3 (-0.5) b. The operating income includes Ericsson’s 49% share in earnings of the MediaKind business.

Red Bee Media operating income excluding restructuring charges was close to break-even and improved to SEK 0.0 (-0.1) b.

Emerging Business, iconectiv and common costs operating income excluding restructuring charges was SEK -0.5 (-0.9) b. A cost of SEK -0.3 b. for resetting the Edge Gravity business was included in Q4 2018. In addition, iconectiv operating income improved YoY.

Full-year comments

Net sales

Reported sales decreased by -19% in 2019 due to the 51% divestment of MediaKind in February 2019. Sales adjusted for comparable units and currency increased by 14% YoY driven by growth in the iconectiv business through a multi-year number portability contract in the United States.

Gross margin

Gross margin declined mainly due to the 51% divestment of MediaKind. The decline was partly offset by lower restructuring charges.

Operating income (loss)

Operating income was impacted by costs of SEK -10.7 b. related to the resolution of the US SEC and DOJ investigations, a refund of earlier paid social security costs in Sweden of SEK 0.9 b. and by costs of SEK -0.3 b. related to the wind-down of the ST-Ericsson legal structure.

16 Ericsson | Fourth quarter and full-year report 2019	Segment results

Operating income in Emerging Business, iconectiv and common costs improved, driven by profitable growth in iconectiv. Red Bee Media income improved supported by profit improvement activities and a capital gain of SEK 0.7 b. from a divestment in Q1 2019. Media Solutions income improved driven by the 51% divestment of Media Kind, including a capital gain from the transaction.

17 Ericsson | Fourth quarter and full-year report 2019	Segment results

Strategy execution

Emerging Business and iconectiv

A lean start-up approach with selective investments has been implemented in Emerging Business, to build a position and grow sales in new areas, leveraging Ericsson’s core business. Apart from iconectiv (software-based solutions for number portability), the portfolio is still in an early investment phase and focus is on generating sales and scaling the business. Within IoT, Ericsson offers global connectivity management for billions of IoT devices and connections. The main go-to-market model is via mobile operators, leveraging access to licensed spectrum. In Q4 2019, Ericsson divested its enterprise cloud billing solution in line with the focused business strategy.

Red Bee Media

The target remains to achieve a sustainable business by continuing to develop the business as an independent and focused media services entity within Ericsson.

Media Solutions

51% of the MediaKind business was divested on February 1, 2019. After the transaction, Ericsson carries 49% of the MediaKind results as “share in earnings of JV and associated companies”.

18 Ericsson | Fourth quarter and full-year report 2019	Segment results

Cash flow

SEK b.	Q 4 2019	Q 4 2018	Q 3 2019	Jan-Dec 2019	Jan-Dec 2018
Net income reconciled to cash	8.0	-0.1	-4.3	14.1	1.6
Changes in operating net assets	-7.5	4.4	11.3	2.8	7.8
Cash flow from operating activities	0.5	4.3	7.0	16.9	9.3
Cash flow from investing activities	-4.8	-2.2	-3.1	-3.5	-4.1
Cash flow from financing activities	0.1	-0.6	0.2	-6.9	-4.1
Effect of exchange rate changes on cash	-1.9	0.8	1.6	0.3	1.4
Net change in cash and cash equivalents	-6.1	2.3	5.7	6.7	2.5
Free cash flow excluding M &A	-1.9	3.0	4.5	7.6	4.3
Free cash flow	-3.2	3.0	4.0	6.1	3.0

Fourth quarter comments

Operating activities

Cash flow from operating activities was SEK 0.5 (4.3) b. This included payments of SEK 10.1 b. related to the resolution of the US SEC and DOJ investigations. Cash flow was supported by a positive income and by reduction in inventories following increased deliveries in the quarter. Trade receivables increased on the back of the increased business activity. Sale of trade receivables continued to trend downwards and decreased YoY. Due to the increase in 5G buildout this year, demand for customer financing solutions has increased. Most of such financing has been successfully transferred to banks and the balance of customer finance credits on the balance sheet remains low. Provisions of SEK -12.5 b. were utilized in the quarter, of which SEK -10.1 b. was related to the resolution of the US SEC and DOJ investigations and SEK -0.1 b. was related to restructuring.

Investing activities

Cash flow from investing activities was SEK -4.8 (-2.2) b. Investments in property, plant and equipment was SEK -1.5 (-1.1) b. and included increased investments in 5G test equipment and manufacturing capabilities. Capitalized development expenses were SEK -0.3 (-0.2) b. M&A was SEK -1.3 (0.0) b. and included the acquisition of Kathrein antenna and filter business.

Financing activities

Cash flow from financing activities was SEK 0.1 (-0.6) b. Ericsson drew on the credit facility of USD 150 million, from the Nordic Investment Bank (NIB), which was signed in December 2019 to support investments in R&D for 5G technology. Part of the new funds, USD 98 million, replaced a credit with NIB that was set to mature in 2021, resulting in a net increase in funding of USD 52 million. The new facility is set to mature in 2025.

Free cash flow

Free cash flow excluding M&A was SEK -1.9 (3.0) b. and free cash flow (including M&A) was SEK -3.2 (3.0) b. In order to more accurately represent the cash flows that can be used to expand the business, pay dividends and reduce debt, the definitions of free cash flow and free cash flow excluding M&A have been adjusted to include amortization of lease liabilities. Please see section “Accounting Policies” for additional details and updated reconciliation table in “Alternative performance measures”.

Effects of implementation of IFRS 16 “Leases”

Cash flow from operating activities was positively impacted by SEK 0.1 b. from the implementation of IFRS 16 “Leases”. Financing activities were negatively impacted by amortization of the leasing liability of the same amount.

Full-year comments

Operating activities

Cash flow from operating activities reached SEK 16.9 (9.3) b. mainly supported by improved income. Working capital efficiency has improved as a result of a strong focus on cash flow. Accounts receivables days of sales outstanding improved to 75 (91) days and working capital days improved to 75 (89) days. Sale of trade receivables continued to trend downwards and decreased YoY. Due to the increase in 5G buildout this year, demand for customer financing solutions has increased. Most of such financing has been successfully transferred to banks and the balance of customer finance credits on the balance sheet remains low. The ambition is to maintain working capital efficiency and thereby effectively convert income to cash. Cash outlays related to provisions were SEK -7.6 (-6.9) b., of which SEK -1.8 (-4.1) b. was related to restructuring charges.

Investing activities

Cash flow from investing activities was SEK -3.5 (-4.1) b., where interest-bearing securities impacted by SEK 4.2 (2.2) b. Investments in property, plant and equipment was SEK -5.1 (-4.0) b. The increase was mainly due to investments in 5G test equipment. Capitalized development expenses increased to SEK -1.5 (-0.9) b. due to 5G development projects. M&A was SEK -1.5 (-1.3) b.

19 Ericsson | Fourth quarter and full-year report 2019	Cash flow

Financing activities

Cash flow from financing activities was SEK -6.9 (-4.1) b. Dividends of SEK 4.5 (3.4) b. were paid out. The impact of lease liabilities was SEK -3.0 (0.0) b.

Free cash flow

The improved result and focus on free cash flow, in combination with limited investing activities, resulted in free cash flow of SEK 6.1 (3.0) b. and in free cash flow excluding M&A of SEK 7.6 (4.3) b. The negative effect of payments related to the resolution of the US SEC and DOJ investigations was more than offset by improved income and working capital efficiency.

Effects of implementation of IFRS 16 “Leases”

Cash flow from operating activities had a positive impact of SEK 0.6 b. from the implementation of IFRS 16 “Leases”. Financing activities were negatively impacted by amortization of the leasing liability of the same amount.

20 Ericsson | Fourth quarter and full-year report 2019	Cash flow

Financial position

	Dec 31	Dec 31	Sep 30
SEK b.	2019	2018	2019
+ Cash and cash equivalents	45.1	38.4	51.2
+ Interest-bearing securities, current	6.8	6.6	5.9
+ Interest-bearing securities, non-current	20.4	24.0	19.2

Gross cash	72.2	69.0	76.2

-Borrowings, current	9.4	2.3	1.6
-Borrowings, non-current	28.3	30.9	37.2

Net cash	34.5	35.9	37.4

Equity	81.9	87.8	77.5
Total assets	276.4	268.8	288.5
Capital turnover (times)	1.4	1.4	1.4
Return on capital employed (%)	6.7%	0.8%	3.8%
Equity ratio (%)	29.6%	32.7%	26.9%
Return on equity (%)	2.6%	-7.1%	-3.6%

Fourth quarter comments

Gross cash decreased by SEK -4.0 b. QoQ. Ericsson drew on the credit facility of USD 150 million from the Nordic Investment Bank (NIB), which was signed in December 2019 to support investments in R&D for 5G technology. Part of the new funds, USD 98 million, replaced a credit with NIB that was set to mature in 2021, resulting in a net increase in funding of USD 52 million. The new facility is set to mature in 2025. In addition, a credit facility agreement of EUR 250 million was signed in the quarter with the European Investment Bank (EIB). The credit facility is undrawn.

Net cash decreased by SEK 2.9 b. QoQ as a result of the negative free cash flow. Net cash does not include lease liabilities.

Liabilities for post-employment benefits decreased in the quarter, to SEK 35.8 b. from SEK 37.3 b.

Full-year comments

Gross cash increased to SEK 72.2 (69.0) b. while net cash decreased to SEK 34.5 (35.9) b.

Liabilities for post-employments benefits increased to SEK 35.8 (28.7) b. mainly due to lower discount rates. The Swedish defined benefit obligation (DBO) has been calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 9.8 b. lower as of December 31, 2019.

The average maturity of long-term borrowings was 2.7 years as of December 31, 2019, a decrease from 3.4 years 12 months earlier.

Ericsson has an unutilized revolving credit facility of USD 2.0 b., which will expire in 2022.

Ericsson drew on the credit facility of EUR 250 million, from the European Investment Bank (EIB), which was granted in 2018 to support R&D activities for 5G. The facility is set to mature in 2024.

Ericsson signed a new credit facility agreement of EUR 250 million with the European Investment Bank (EIB) in Q4 2019. The credit facility is undrawn.

Ericsson drew on the credit facility of USD 150 million, from the Nordic Investment Bank (NIB), which was signed in December 2019 to support investments in R&D for 5G technology. Part of the new funds, USD 98 million, replaced a credit with NIB that was set to mature in 2021, resulting in a net increase in funding of USD 52 million. The new facility is set to mature in 2025.

In July, Moody’s changed their outlook on Ericsson’s long-term rating from stable to positive. The rating of Ba2 was unchanged. In September, Standard & Poor’s changed their rating outlook on Ericsson from stable to positive. The rating BB+ remained unchanged. In 2019, Ericsson solicited Fitch for credit rating services. Fitch’s long-term rating for Ericsson is BBB- (“investment grade”) with stable outlook.

The capital turnover remained at 1.4 (1.4) times.

21 Ericsson | Fourth quarter and full-year report 2019	Financial position

Parent Company

Income after financial items was SEK -3.1 (5.8) b.

At the end of the year, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 56.7 (58.1) b.

There was a decrease in intercompany lending of SEK 4.3 b. and an increase in intercompany borrowing of SEK 2.0 b. in the quarter.

In the third quarter of 2019, a provision of SEK -11.5 b. was made to cover costs in connection with a future settlement with the United States Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ). In the fourth quarter, a resolution was reached and payments of a total of SEK 10.1 b. were made to the SEC and DOJ. Part of the remaining provision will cover future monitoring costs while SEK 0.7 b. of the provision was released, with a positive impact on income.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 5,219,250 shares from treasury stock were distributed or sold to employees during the fourth quarter. The holding of treasury stock at December 31, 2019 was 19,853,247 Class B shares.

22 Ericsson | Fourth quarter and full-year report 2019	Parent Company

Dividend, AGM and Annual Report

Dividend proposal

The Board of Directors proposes to the Annual General Meeting a dividend to the shareholders of SEK 1.50 (1.00) per share for the financial year 2019, representing a total dividend of approximately SEK 5.0 (3.3) b. The dividend is proposed to be paid in two equal installments, SEK 0.75 per share with the record date April 2, 2020, and SEK 0.75 per share with the record date October 2, 2020. The proposed payment periods aim to facilitate a more efficient cash management. The dividend reflects this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on March 31, 2020, 15.00 (CET) at Kistamässan, Kista/Stockholm, Sweden.

Annual Report

The annual report will be made public and available on the Ericsson website www.ericsson.com in the first week of March.

23 Ericsson | Fourth quarter and full-year report 2019	Dividend, AGM and Annual Report

Other information

Ericsson reached a resolution on U.S. FCPA investigations

On December 7, 2019, Ericsson announced the resolution of the previously disclosed investigations by the U.S. Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) regarding the Company’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA). While the DOJ and SEC conduct separate investigations, the same facts have been shared by Ericsson with both authorities.

The resolution relates to historical FCPA breaches ending Q1 2017. While the Company had a compliance program and a supporting control framework, they were not adequately implemented. Specifically, certain employees in some markets, some of whom were executives in those markets, acted in bad faith and knowingly failed to implement sufficient controls. They were able to enter into transactions for illegitimate purposes and, together with people under their influence, used sophisticated schemes in order to hide their wrongdoing. The resolution marks the end of the FCPA-related investigations into Ericsson and its subsidiaries undertaken by the DOJ and the SEC.

The DOJ proceeding is a criminal enforcement action and the SEC proceeding is a civil enforcement action. The agencies resolve their investigation independently of one another using their own discretion and applying different standards of proof. As a result, the DOJ and SEC have come to different conclusions based on the same facts.

DOJ resolution

Ericsson has agreed to enter into a Deferred Prosecution Agreement (DPA) with the DOJ to resolve criminal charges relating to violation of bribery provision of the FCPA in Djibouti. The DPA also resolves criminal charges relating to violations of the accounting provisions of the FCPA in China, Djibouti, Indonesia, Kuwait, and Vietnam. In connection with the matter in Djibouti, Ericsson’s Egyptian subsidiary pled guilty to bribery. As part of the resolution Ericsson paid a fine of USD 520,650,432.

SEC resolution

Ericsson has agreed with the SEC to the entry of a judgment to resolve claims related to allegations of violations of the accounting provisions of the FCPA in China, Djibouti, Indonesia, Kuwait, Saudi Arabia and Vietnam and of the bribery provisions of the FCPA in Djibouti, China and Saudi Arabia. As part of the resolution, Ericsson paid financial sanction of USD 458,380,000, plus pre-judgement interest of USD 81,540,000.

As part of the settlement, Ericsson has agreed to engage an independent compliance monitor for a period of three years while the Company continues to undertake significant reforms to strengthen its Ethics & Compliance program.

In parallel to the investigations, the Company has since 2016, together with external expert advisors, conducted a comprehensive review of the Company’s anti-corruption program. Based on this review, Ericsson has been taking significant steps to improve its Ethics and Compliance program. Pursuant to the resolutions, Ericsson has agreed to continue enhancing its internal controls and its compliance program.

24 Ericsson | Fourth quarter and full-year report 2019	Other information

Improvements to Ericsson’s Ethics and Compliance program include:

•	Additional resources for the Compliance and Investigations functions

•	Reorganizing the allegation management process to ensure a centralized, professional intake of allegations, conduct of investigations and remediation

•	Refining the risk assessment process to consist of a tiered approach and systematic risk mitigation methodology

•	Enhancing the due diligence process of third-parties, including the overall monitoring of third-party engagements

•	Introducing more sophisticated analytic tools to better identify and prevent high-risk transactions and engagements

•	Enhancing the ethics and compliance vetting process for senior leaders

•	Refreshing compliance training modules for employees, including workshops and face-to-face training for employees in exposed roles

•	Enhancing the internal anti-corruption and compliance related awareness campaigns (including the Company’s zero tolerance for corruption).

Ongoing litigation with Sol IP

In December 2018, Sol IP sued AT&T, Verizon, and Sprint in East Texas, alleging infringement of 20 patents declared essential to the LTE standard. Sol IP is a non-practicing entity. The patents originated from Electronics and Telecommunications Research Institute (ETRI), a Korean government-funded research institution. In March 2019, Ericsson intervened in the litigation to defend its products against claims of infringement. In December 2019, Ericsson challenged the patentability of a number of the patents with the Patent Trial and Appeal Board. The first of several potential trials is scheduled to start in June 2020.

POST-CLOSING EVENTS

U.S. Securities class action

In April 2018, Telefonaktiebolaget LM Ericsson, the present President and CEO and the Chief Financial Officer of Ericsson as well as three former executives were named defendants in a putative class action filed in the United States District Court for the Southern District of New York. The complaint alleges violations of United States securities laws, principally in connection with service revenues and recognition of expenses on long-term service projects. In October 2018 the plaintiffs filed a first amended complaint. In December 2018 Ericsson filed a motion to dismiss the complaint. In January 2019 the plaintiffs filed a second amended complaint. Ericsson again filed a motion to dismiss the complaint. On January 11, 2020 the court granted Ericsson’s motion to dismiss. At the same time the court granted plaintiffs leave to file a third amended complaint within thirty days.

25 Ericsson | Fourth quarter and full-year report 2019	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2018. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

•	In December 2019, Ericsson entered into a three-year Deferred Prosecution Agreement (DPA) with the US Department of Justice (DOJ) to resolve criminal charges related to violations of the FCPA. In the agreement, the DOJ agrees to defer the prosecution of those charges and to have them dismissed at the end of the term in exchange for Ericsson complying with the conditions of the DPA. Conditions include a payment by Ericsson of a fine of USD 520,650,432. As part of the resolution with the DOJ, Ericsson’s Egyptian subsidiary entered a guilty plea to the bribery charge in Djibouti. Separately, Ericsson agreed to resolve civil charges brought by the Securities and Exchange Commission (SEC) relating to allegations of violations of the bribery and accounting provisions of the FCPA. Ericsson agreed to the entry of a judgment enjoining it from future violations of the FCPA and agreed to pay a financial sanction of USD 458,380,000, plus pre-judgment interest of USD 81,540,000. As part of the settlement, Ericsson agreed to engage an independent compliance monitor for a period of three years while the Company continues to undertake significant reforms to strengthen its Ethics & Compliance program.
In addition to the combined payment of USD 1.06 billion (SEK 10.1 b.), Ericsson could experience reputational harm and other negative consequences as a result of these matters. For example, customers or suppliers may reconsider their relationships with the Company, or governmental and regulatory authorities in the relevant jurisdictions or elsewhere could seek to penalize the Company or place restrictions on its operations. Harm to reputation, or any resulting disruption in customer or supplier relationships, could have a material adverse impact on Ericsson’s business.

26 Ericsson | Fourth quarter and full-year report 2019	Risk factors

•	As with other companies across the world, cyberattacks are targeting Ericsson’s infrastructure, products, operations, and personnel, which requires the Company to invest in defensive countermeasures throughout the organization and in Ericsson’s supply chain. As attacks continue to increase in frequency and severity, there is no guarantee that existing protections will prevent material adverse effects on Ericsson’s business, operations, financial condition, reputation and brand.

•	Geopolitical turbulence and trade frictions, e.g. between China and the USA, and continued or increased tension in parts of the world, such as the Middle East, may continue to prevail and to increasingly be a matter to address for Ericsson and its customers. This could result in material negative impact on Ericsson’s global operations, lead to increased, unrecoverable, costs and may have a negative impact on the Company’s profitability. It may also be disruptive to Ericsson’s international supply chain and export/import activities (including component supply, manufacturing, sourcing and deliveries of products and services).

Stockholm, January 24, 2020

Telefonaktiebolaget LM Ericsson

The Board of Directors

Org. no. 556016-0680

Date for next report: April 22, 2020

27 Ericsson | Fourth quarter and full-year report 2019	Risk factors

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2019, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim financial report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 24, 2020

PricewaterhouseCoopers AB

Bo Hjalmarsson

Authorized Public Accountant

Auditor in Charge

Johan Engstam

Authorized Public Accountant

28 Ericsson | Fourth quarter and full-year report 2019	Auditors’ Review Report

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to a conference call on January 24, 2020 starting at 9:00 am CET.

Live audio webcasts of the conference call as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference call will be available approximately one hour after the call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 10 713 89 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Head of Marketing and Corporate Affairs

Phone: +46 10 713 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone:    +46 10 714 64 99, +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone:    +46 10 713 27 78, +46 72 593 27 78

E-mail:    lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone:    +46 10 714 20 39, +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director,

Investor Relations

Phone:    +46 10 714 54 00, +46 76 100 54 00

E-mail:    rikard.tunedal@ericsson.com

Media

Peter Olofsson, Head of Corporate Communication

Phone:    +46 10 719 18 80

E-mail:    media.relations@ericsson.com

Corporate Communications

Phone:    +46 10 719 69 92

E-mail:    media.relations@ericsson.com

29 Ericsson | Fourth quarter and full-year report 2019	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “fore-cast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are for-ward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materi-ally from those expressed in, or implied or projected by, the for-ward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2018.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

30 Ericsson | Fourth quarter and full-year report 2019	Forward-looking statements

Financial statements and other information

31 Ericsson | Fourth quarter and full-year report 2019	Financial statements and other information

Financial statements

Consolidated income statement

	Q 4			Jan-Dec
SEK million	2019	2018	Change	2019	2018	Change
Net sales	66,373	63,809	4%	227,216	210,838	8%
Cost of sales	-41,939	-47,430	-12%	-142,392	-142,638	-0%

Gross income	24,434	16,379	49%	84,824	68,200	24%

Gross margin (%)	36.8%	25.7%		37.3%	32.3%
Research and development expenses	-10,633	-10,665	-0%	-38,815	-38,909	0%
Selling and administrative expenses	-8,222	-7,685	7%	-26,137	-27,519	-5%
Impairment losses on trade receivables	-173	386	-145%	737	-420	-275%

Operating expenses	-19,028	-17,964	6%	-64,215	-66,848	-4%

Other operating income and expenses ¹)	756	-294	-357%	-9,710	-168	—
Shares in earnings of JV and associated companies	-37	27	-237%	-335	58	—

Operating income (loss)	6,125	-1,852	-431%	10,564	1,242	—

Financial income and expenses, net	-71	-715	-90%	-1,802	-2,705	-33%

Income after financial items	6,054	-2,567	-336%	8,762	-1,463	—

Taxes	-1,570	-3,930	-60%	-6,922	-4,813	44%

Net income (loss)	4,484	-6,497	-169%	1,840	-6,276	-129%

Net income attributable to:
Stockholders of the Parent Company	4,430	-6,553		2,223	-6,530
Non-controlling interests	54	56		-383	254
Other information
Average number of shares, basic (million)	3,313	3,296		3,306	3,291
Earnings (loss) per share, basic (SEK) ²)	1.34	-1.99		0.67	-1.98
Earnings (loss) per share, diluted (SEK) ³)	1.33	-1.99		0.67	-1.98

1)	Includes cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 and a partial release of the same provision of SEK 0.7 b. in Q4 2019.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Statement of comprehensive income (loss)

	Q 4		Jan-Dec
SEK Million	2019	2018	2019	2018
Net income (loss)	4,484	-6,497	1,840	-6,276

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	1,984	-2,950	-6,182	-2,453
Revaluation of borrowings due to change in credit risk	-197	433	-651	207
Tax on items that will not be reclassified to profit or loss	-523	555	1,363	285
Items that may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	290	—	-290	—
Reclassification adjustments for gains/losses included in profit or loss	—	—	—	—
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—	—
Changes in cumulative translation adjustments	-1,708	243	1,979	2,047
Share of other comprehensive income on JV and associated companies	17	-1	131	14
Tax on items that may be reclassified to profit or loss	-59	—	60	—

Total other comprehensive income (loss), net of tax	-196	-1,720	-3,590	100

Total comprehensive income	4,288	-8,217	-1,750	-6,176

Total comprehensive income (loss) attributable to:
Stockholders of the Parent Company	4,253	-8,277	-1,403	-6,470
Non-controlling interest	35	60	-347	294

32 Ericsson | Fourth quarter and full-year report 2019	Financial statements

Consolidated balance sheet

	Dec 31	Sep 30	Dec 31
SEK million	2019	2019	2018
Assets
Non-current assets
Intangible assets
Capitalized development expenses	4,040	4,024	4,237
Goodwill	31,200	32,565	30,035
Intellectual property rights, brands and other intangible assets	2,491	2,409	3,474
Property, plant and equipment	13,850	13,399	12,849
Right-of-use assets	8,487	8,617	—
Financial assets
Equity in JV and associated companies	1,565	1,556	611
Other investments in shares and participations	1,432	1,406	1,515
Customer finance, non-current	2,262	2,495	1,180
Interest-bearing securities, non-current	20,354	19,157	23,982
Other financial assets, non-current	5,614	6,452	6,559
Deferred tax assets	31,174	30,818	23,152

	122,469	122,898	107,594

Current assets
Inventories	30,863	36,056	29,255
Contract assets	12,171	13,004	13,178
Trade receivables	43,069	41,228	51,172
Customer finance, current	1,494	1,334	1,704
Other current receivables	14,479	16,962	20,844
Interest-bearing securities, current	6,759	5,866	6,625
Cash and cash equivalents	45,079	51,183	38,389

	153,914	165,633	161,167

Total assets	276,383	288,531	268,761

Equity and liabilities
Equity
Stockholders’ equity	82,559	78,200	86,978
Non-controlling interest in equity of subsidiaries	-681	-725	792

	81,878	77,475	87,770

Non-current liabilities
Post-employment benefits	35,817	37,345	28,720
Provisions, non-current	2,679	2,308	5,471
Deferred tax liabilities	1,224	857	670
Borrowings, non-current	28,257	37,153	30,870
Lease liabilities, non-current	7,595	7,888	—
Other non-current liabilities	2,114	2,163	4,346

	77,686	87,714	70,077

Current liabilities
Provisions, current	8,244	19,699	10,537
Borrowings, current	9,439	1,622	2,255
Lease liabilities, current	2,287	2,226	—
Contract liabilities	29,041	34,499	29,348
Trade payables	30,403	30,672	29,883
Other current liabilities	37,405	34,624	38,891

	116,819	123,342	110,914

Total equity and liabilities	276,383	288,531	268,761

Assets pledged as collateral	5,901	6,049	5,681
Contingent liabilities	1,527	1,640	1,638

33 Ericsson | Fourth quarter and full-year report 2019	Financial statements

Consolidated statement of cash flows

	Q4		Jan-Dec
SEK million	2019	2018	2019	2018
Operating activities
Net income (loss)	4,484	-6,497	1,840	-6,276
Adjustments to reconcile net income to cash
Taxes	949	3,590	1,652	-1,897
Earnings/dividends in JV and associated companies	33	-36	406	-23
Depreciation, amortization and impairment losses	2,290	2,469	9,089	8,318
Other	197	376	1,079	1,432

Net income reconciled to cash	7,953	-98	14,066	1,554

Changes in operating net assets
Inventories	5,200	1,689	261	-4,807
Customer finance, current and non-current	-66	-863	-858	1,085
Trade receivables and contract assets	-3,216	-7,521	10,995	-2,047
Trade payables	688	829	-372	2,436
Provisions and post-employment benefits	-10,509	7,330	-3,729	6,696
Contract liabilities	-4,413	-1,112	-1,579	-808
Other operating assets and liabilities, net	4,859	4,033	-1,911	5,233

	-7,457	4,385	2,807	7,788

Cash flow from operating activities	496	4,287	16,873	9,342

Investing activities
Investments in property, plant and equipment	-1,475	-1,080	-5,118	-3,975
Sales of property, plant and equipment	206	57	744	334
Acquisitions/divestments of subsidiaries and other operations, net	-1,341	20	-1,505	-1,285
Product development	-329	-195	-1,545	-925
Other investing activities	-74	-96	-331	-523
Interest-bearing securities	-1,759	-910	4,214	2,242

Cash flow from investing activities	-4,772	-2,204	-3,541	-4,132

Cash flow before financing activities	-4,276	2,083	13,332	5,210

Financing activities
Dividends paid	-15	-134	-4,450	-3,425
Lease liabilities	-711	—	-2,990	—
Other financing activities	834	-429	540	-652

Cash flow from financing activities	108	-563	-6,900	-4,077

Effect of exchange rate changes on cash	-1,936	811	258	1,372

Net change in cash and cash equivalents	-6,104	2,331	6,690	2,505

Cash and cash equivalents, beginning of period	51,183	36,058	38,389	35,884

Cash and cash equivalents, end of period	45,079	38,389	45,079	38,389

34 Ericsson | Fourth quarter and full-year report 2019	Financial statements

Consolidated statement of changes in equity

	Jan-Dec
SEK million	2019	2018
Opening balance 1)	87,770	97,571
Adjustment due to new accounting standards 2)	-249	-983

Adjusted opening balance	87,521	96,588

Total comprehensive income (loss)	-1,750	-6,176
Sale/repurchase of own shares	197	107
Stock issue, net	—	—
Long-term variable compensation plans	377	677
Dividends paid	-4,450	-3,425
Transactions with non-controlling interests	-17	-1

Closing balance	81,878	87,770

1)	Opening balance of 2018 has been restated for IFRS 15.
2)	Opening balance adjustment in 2019 due to IFRS 16, and in 2018 due to IFRS 9.

Consolidated income statement – isolated quarters

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Netsales	66,373	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Cost of sales	-41,939	-35,587	-34,739	-30,127	-47,430	-34,180	-32,475	-28,553

Gross income	24,434	21,540	20,071	18,779	16,379	19,630	17,333	14,858

Gross margin (%)	36.8%	37.7%	36.6%	38.4%	25.7%	36.5%	34.8%	34.2%
Research and development expenses	-10,633	-9,497	-9,518	-9,167	-10,665	-9,388	-9,783	-9,073
Selling and administrative expenses	-8,222	-4,920	-6,964	-6,031	-7,685	-6,625	-7,053	-6,156
Impairment losses on trade receivables	-173	200	151	559	386	-409	-369	-28

Operating expenses	-19,028	-14,217	-16,331	-14,639	-17,964	-16,422	-17,205	-15,257

Other operating income and expenses 1)	756	-11,305	66	773	-294	31	11	84
Shares in earnings of JV and associated companies	-37	-214	-67	-17	27	2	26	3

Operating income (loss)	6,125	-4,196	3,739	4,896	-1,852	3,241	165	-312

Financial income and expenses, net	-71	-685	-441	-605	-715	-639	-810	-541

Income after financial items	6,054	-4,881	3,298	4,291	-2,567	2,602	-645	-853

Taxes	-1,570	-2,013	-1,451	-1,888	-3,930	146	-1,157	128

Net income (loss)	4,484	-6,894	1,847	2,403	-6,497	2,748	-1,802	-725

Net income (loss) attributable to:
Stockholders of the Parent Company	4,430	-6,229	1,705	2,317	-6,553	2,745	-1,885	-837
Non-controlling interests	54	-665	142	86	56	3	83	112
Other information
Average number of shares, basic (million)	3,313	3,308	3,304	3,300	3,296	3,293	3,290	3,286
Earnings (loss) per share, basic (SEK) 2)	1.34	-1.89	0.52	0.70	-1.99	0.84	-0.58	-0.25
Earnings (loss) per share, diluted (SEK) 3)	1.33	-1.89	0.51	0.70	-1.99	0.83	-0.58	-0.25

1)	Includes cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 and a partial release of the same provision of SEK 0.7 b. in Q4 2019.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

35 Ericsson | Fourth quarter and full-year report 2019	Financial statements

Consolidated statement of cash flows – isolated quarters

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	4,484	-6,894	1,847	2,403	-6,497	2,748	-1,802	-725
Adjustments to reconcile net income to cash
Taxes	949	-411	310	804	3,590	-2,101	-1,071	-2,315
Earnings/dividends in JV and associated companies	33	278	71	24	-36	28	-19	4
Depreciation, amortization and impairment losses	2,290	2,199	2,274	2,326	2,469	1,893	2,065	1,891
Other	197	508	450	-76	376	348	568	140

Net income reconciled to cash	7,953	-4,320	4,952	5,481	-98	2,916	-259	-1,005

Changes in operating net assets
Inventories	5,200	1,077	-3,065	-2,951	1,689	-1,773	-1,910	-2,813
Customer finance, current and non-current	-66	-265	384	-911	-863	1,001	547	400
Trade receivables and contract assets	-3,216	6,528	3,338	4,345	-7,521	-3,503	1,661	7,316
Trade payables	688	-2,913	1,833	20	829	953	1,252	-598
Provisions and post-employment benefits	-10,509	10,719	-480	-3,459	7,330	-265	478	-847
Contract liabilities	-4,413	-3,988	-1,641	8,463	-1,112	-220	-233	757
Other operating assets and liabilities, net	4,859	151	-1,698	-5,223	4,033	2,931	-94	-1,637

	-7,457	11,309	-1,329	284	4,385	-876	1,701	2,578

Cash flow from operating activities	496	6,989	3,623	5,765	4,287	2,040	1,442	1,573

Investing activities
Investments in property, plant and equipment	-1,475	-1,231	-1,098	-1,314	-1,080	-1,088	-951	-856
Sales of property, plant and equipment	206	122	184	232	57	102	52	123
Acquisitions/divestments of subsidiaries and other operations, net	-1,341	-466	3	299	20	-425	-431	-449
Product development	-329	-313	-446	-457	-195	-151	-325	-254
Other investing activities	-74	-56	-36	-165	-96	-190	-398	161
Interest-bearing securities	-1,759	-1,114	2,414	4,673	-910	30	3,656	-534

Cash flow from investing activities	-4,772	-3,058	1,021	3,268	-2,204	-1,722	1,603	-1,809

Cash flow before financing activities	-4,276	3,931	4,644	9,033	2,083	318	3,045	-236

Financing activities
Dividends paid	-15	-141	-3,308	-986	-134	-2	-3,289	—
Lease liabilities	-711	-1,052	-623	-604	—	—	—	—
Other financing activities	834	1,396	-680	-1,010	-429	254	-383	-94
Cash flow from financing activities	108	203	-4,611	-2,600	-563	252	-3,672	-94
Effect of exchange rate changes on cash	-1,936	1,550	13	631	811	-1,562	980	1,143

Net change in cash and cash equivalents	-6,104	5,684	46	7,064	2,331	-992	353	813

Cash and cash equivalents, beginning of period	51,183	45,499	45,453	38,389	36,058	37,050	36,697	35,884

Cash and cash equivalents, end of period	45,079	51,183	45,499	45,453	38,389	36,058	37,050	36,697

36 Ericsson | Fourth quarter and full-year report 2019	Financial statements

Parent Company income statement

	Q4		Jan-Dec
SEK million	2019	2018	2019	2018
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-499	-301	-1,531	-1,686
Other operating income and expenses ¹)	1,808	958	-8,148	2,111

Operating income	1,309	657	-9,679	425

Financial net	4,984	1,853	6,610	5,340

Income after financial items	6,293	2,510	-3,069	5,765

Transfers to (-) / from untaxed reserves	-1,961	-1,535	-1,961	-1,535
Taxes	352	220	87	-36

Net income (loss)	4,684	1,195	-4,943	4,194

1)	Includes a provision of SEK -11.5 billion in Q3 2019 related to the investigation by the SEC and the DOJ.

Parent Company statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2019	2018	2019	2018
Net income (loss)	4,684	1,195	-4,943	4,194

Revaluation of borrowings due to change in credit risk	-197	-251	-651	91
Tax on items that will not be reclassified to profit or loss	41	56	134	-19
Available-for-sale financial assets
Gains/losses arising during the period	—	—	—	—
Reclassification adjustments on gains/losses included in profit or loss	—	—	—
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	—	—
Tax on items that may be reclassified to profit or loss	—	—	—	—

Total other comprehensive income, net of tax	-156	-195	-517	72

Total comprehensive income (loss)	4,528	1,000	-5,460	4,266

37 Ericsson | Fourth quarter and full-year report 2019	Financial statements

Parent Company balance sheet

	Dec 31	Dec 31
SEK million	2019	2018
Assets
Fixed assets
Intangible assets	58	139
Tangible assets	303	259
Financial assets ¹) 2)	106,156	109,177

	106,517	109,575

Current assets
Inventories	—	—
Receivables ²)	23,166	38,760
Short-term investments	6,328	6,268
Cash and cash equivalents	29,800	27,850

	59,294	72,878

Total assets	165,811	182,453

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity ²)	32,222	40,752

	80,386	88,916

Provisions	668	86
Non-current liabilities ²)	28,341	62,581
Current liabilities	56,416	30,870

Total stockholders’ equity, provisions and liabilities	165,811	182,453

¹) Of which interest-bearing securities, non-current	20,560	23,982

2)

The following 2018 opening balances have been adjusted due to IFRS 9: financial assets increased by SEK 8 million, receivables decreased by SEK –4 million, non-restricted equity decreased by SEK -28 million, and non-current liabilities increased by SEK 31 million.

38 Ericsson | Fourth quarter and full-year report 2019	Financial statements

Additional information

Accounting policies

The group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2018 and should be read in conjunction with that annual report, with exception for the accounting policies described below.

New standards as from January 1, 2019

One new IFRS standard IFRS 16 “Leases” and one new interpretation IFRIC 23 “Uncertainty over income tax treatments” are effective as from January 1, 2019. IFRIC 23, has not had a material impact on the Company’s financial statements.

IFRS 16 – Leases

Presentation in the financial statements

The Company has implemented this standard using the cumulative catch-up method, which means that the prior periods financial statements and key ratios presented in this quarterly report have not been restated to reflect adoption of this new standard.

Based on the new requirements under IFRS 16, right-of-use assets and lease liabilities have been added as new lines in the consolidated balance sheet and lease liabilities as a new line in the statement of cash flows. The right-of-use assets and liabilities were previously reported as off-balance and repayment to lessors was reported as a part of cash flow from operating activities. Now the amortization of lease liabilities is reported as cash flow from financing activities.

Transition

The standard is effective for annual periods beginning on or after January 1, 2019. The Company has applied the new standard as from January 1, 2019. At transition, the Company has applied the practical expedient under IFRS 16 to not reassess whether a contract is, or contains, a lease. Therefore, the Company has applied the standard to contracts previously identified as leases, or as containing a lease under IAS 17 and IFRIC 4. The Company has also applied the following practical expedients when applying IFRS 16 at transition date:

•	The IAS 37 onerous lease contract measurement for the operating leases existing as per the transition date. This expedient has been applied as a substitute for the measurement of impairment for the related right-of-use assets. Impairment testing will be applied going-forward.
•	Exclusion of initial direct costs from the measurement of the right-to-use asset at the date of initial recognition.

The Company has implemented the standard using the cumulative catch-up method, with the cumulative effect being adjusted to the opening retained earnings balance in equity at transition date. No restated information has been presented for previous years.

The Company has, as a lessee, recognized lease liabilities for leases previously classified as operating leases. The weighted average incremental borrowing rate applied to lease liabilities recognized in the balance sheet at the transition date was 5.4%. Right-of-use assets have for most contracts been recognized based on the amount equal to the related lease liability. For some larger real estate contracts right-of-use assets have been recognized as if IFRS 16 had been applied since the commencement date, however, using the incremental borrowing rate as per the effective date. The asset value for these contracts is SEK 249 million lower than the related liabilities. This difference causes the reduction of equity as per transition date.

Under IAS 17 operating leases were not recognized in the balance sheet of a lessee. Future undiscounted minimum lease payments obligations were however disclosed in a note, see note C3 Leasing in the annual report of 2018, amounting to SEK 13.4 billion. The lease liabilities were as per January 1st, 2019 recognized in the balance sheet with SEK 10.4 billion. The difference is mainly related to the discounting effect of the liability. The liability is calculated as the net present value of the future payments, while the numbers disclosed according to IAS 17 was not discounted – as prescribed in IAS 17. And also, the exclusion of lease payments related to low-value assets from the balance sheet, they are instead expensed straight-line in the income statement.

Opening balance sheet impact of IFRS 16

SEK million	IFRS 16 adjustment
Right-of-use assets	8,651
Lease liabilities, current	2,195
Lease liabilities, non-current	8,203
Equity	249

In the transition the following items have been considered: Onerous contracts with SEK 767 million, straight-lining, periodization of lease costs, with SEK 721 million and other net adjustments with SEK 10 million. The tax effect on the equity posting is deemed to be immaterial. There is no impact on the income statement.

39 Ericsson | Fourth quarter and full-year report 2019	Additional information

The impact of right-of-use assets increased the total asset value by approximately 3%.

Accounting policy – IFRS 16 Leases

Leasing when the Company is the lessee

The main types of assets leased by the Company are, in the order of materiality, real estate, IT-equipment and vehicles. Vehicles are mainly used under service contracts.

The Company recognizes right-of-use assets and lease liabilities arising from all leases in the balance sheet, with some exceptions. This model reflects that, at the start of a lease, the lessee always obtains the right to use an asset for a period of time and has an obligation to pay for that right.

In the assessment of a lease contract the lease components are separated from non-lease components and the lease term is defined considering any extension or termination options.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted normally using the Company’s incremental borrowing rate. Lease payments included in the liability are fixed payments, variable payments depending on an index or rate, residual values and penalties for termination of contracts.

The right-of-use asset is initially measured at cost, which equals the amount of the initial measurement of lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received plus any initial direct costs, and restoration costs.

The Company applies the recognition exemption for short-term leases and leases for which the underlying asset is of low-value recognizing the lease payments for those leases as an expense on a straight-line basis over the lease term.

Leasing when the Company is the lessor

Leasing contracts with the Company as lessor are classified as finance leases when the majority of risks and rewards are transferred to the lessee, and otherwise as operating leases. Under a finance lease, a receivable is recognized at an amount equal to the net investment in the lease and revenue is recognized in accordance with the revenue recognition principles. Under operating leases the equipment is recorded as property, plant and equipment and revenue as well as depreciation is recognized on a straight-line basis over the lease term.

APM impact in 2019

Lease interest expense is reported under finance costs according to IFRS 16, which is different from prior to 2019, when it was embedded in the lease expense for operating leases, either as costs of sales or operating expenses. This has had a positive impact on the APM operating margin of approximately 0.2 percentage points year-to-date, because lease interest expense is no longer a part of this measurement. The EBITA year-to-date has increased with SEK 551 million for the same reason.

The amortization of lease liabilities is reported as financing cash flows under IFRS 16 and not as operating cash flows as prior to 2019. The impact of this reclassification year-to-date in 2019 is SEK 2,989 million. The APMs free cash flow and free cash flow excluding M&A have been adjusted to include lease amortization. This change in definition makes free cash flow in 2019 comparable to prior years when amortization was reported as operating cash flows. The APM Cash conversion has not been adjusted and has been positively impacted. The timing of the cash flows is not impacted.

Because right-of-use assets under IFRS 16 are included in total assets the APM capital employed has increased by approximately 5%. The APM equity ratio has decreased for the same reason.

Changes applied in Q1 2019

Cash flow hedge accounting

The company has identified certain customer contracts where a fluctuation in the USD/SEK foreign exchange rate would significantly impact net sales and operating income recorded from the contracts. These contracts are multi-year contracts denominated in USD with highly probable payments at fixed points in time.

From Q1 2019, the Company has entered into FX forward contracts that match the terms of the foreign exchange exposure as closely as possible and designated these as hedging instruments.

When applying hedge accounting, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to an ineffective portion is recognized immediately in the Income Statement within Financial income or expenses. Upon recognition of the hedged net sales, the cumulative amount in cash flow hedge reserve is released from OCI as a reclassification adjustment and recognized in net sales.

40 Ericsson | Fourth quarter and full-year report 2019	Additional information

Market area reporting

As of Q1 2019, sales reported on Morocco is reported on market area Middle East and Africa (earlier Europe and Latin America). Comparative periods have been restated to reflect this change. In Q1 2019, these sales were SEK 151 (103) million. Also “Number of employees” by market area has been updated to reflect this change.

Changes applied in Q2 2019

Changes to the presentation of financial income and expenses

Due to the significant variations in SEK rates in recent months, the Company has considered the change in reporting of foreign exchange effect to reflect how foreign exchange transaction risk is managed on a net basis in the Company. Previously foreign exchange effects were reported within both Financial income and Financial expenses depending on whether they related to assets or liabilities. In the Annual Report the foreign exchange effect will be presented as a net amount, reported separately from other financial income and expenses items.

In line with this change the Company also elected to present all Financial income and expenses, including the foreign exchange effect, on the Income Statement as a single line item ‘Financial income and expenses, net’. Previously, Financial income and Financial expenses were presented as separate line items on the Income Statement. The Income Statement for Q2 2019 and all comparative periods have been restated to reflect the new presentation of ‘Financial income and expenses, net’.

Changes applied in Q4 2019

Changes to the definition free cash flow and free cash flow excluding M&A

In order to more accurately represent the cash flows generated by the company that can be used to expand the business, pay dividends and reduce debt, the definitions of free cash flow and free cash flow excluding M&A have been adjusted to include amortization of lease liabilities. Prior to 2019, these payments were included in operating cash flows. However, with the adoption of IFRS 16, amortization of lease liabilities is reported as financial cash flows. During the first three quarters of 2019, free cash flow and free cash flow excluding M&A were reported without adjusting the definition, which resulted in a positive impact to the measurement. These three quarters have now been restated, resulting in all periods being comparable with one another in this report.

41 Ericsson | Fourth quarter and full-year report 2019	Additional information

Net sales by segment by quarter

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	44,448	39,261	37,819	33,481	41,641	35,934	32,393	28,602
Of which Products	31,159	27,500	26,698	23,765	29,803	25,336	22,319	19,473
Of which Services	13,289	11,761	11,121	9,716	11,838	10,598	10,074	9,129
Digital Services	13,168	9,881	8,991	7,817	13,007	8,987	8,833	7,262
Of which Products	7,338	5,594	4,611	3,937	7,462	4,582	4,467	3,947
Of which Services	5,830	4,287	4,380	3,880	5,545	4,405	4,366	3,315
Managed Services	7,027	6,359	6,323	5,856	6,881	6,465	6,528	5,896
Emerging Business and Other	1,730	1,626	1,677	1,752	2,280	2,424	2,054	1,651

Total	66,373	57,127	54,810	48,906	63,809	53,810	49,808	43,411

	2019				2018
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13%	4%	13%	-20%	16%	11%	13%	-23%
Of which Products	13%	3%	12%	-20%	18%	14%	15%	-23%
Of which Services	13%	6%	14%	-18%	12%	5%	10%	-22%
Digital Services	33%	10%	15%	-40%	45%	2%	22%	-39%
Of which Products	31%	21%	17%	-47%	63%	3%	13%	-39%
Of which Services	36%	-2%	13%	-30%	26%	1%	32%	-38%
Managed Services	11%	1%	8%	-15%	6%	-1%	11%	-15%
Emerging Business and Other	6%	-3%	-4%	-23%	-6%	18%	24%	-21%

Total	16%	4%	12%	-23%	19%	8%	15%	-25%

	2019				2018
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	7%	9%	17%	17%	12%	13%	2%	-10%
Of which Products	5%	9%	20%	22%	17%	17%	5%	-11%
Of which Services	12%	11%	10%	6%	1%	5%	-3%	-7%
Digital Services	1%	10%	2%	8%	10%	1%	-11%	-10%
Of which Products	-2%	22%	3%	0%	16%	-6%	-17%	-9%
Of which Services	5%	-3%	0%	17%	3%	8%	-4%	-12%
Managed Services	2%	-2%	-3%	-1%	0%	-2%	-2%	-6%
Emerging Business and Other	-24%	-33%	-18%	6%	9%	22%	2%	-7%

Total	4%	6%	10%	13%	10%	9%	-1%	-9%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	155,009	110,561	71,300	33,481	138,570	96,929	60,995	28,602
Of which Products	109,122	77,963	50,463	23,765	96,931	67,128	41,792	19,473
Of which Services	45,887	32,598	20,837	9,716	41,639	29,801	19,203	9,129
Digital Services	39,857	26,689	16,808	7,817	38,089	25,082	16,095	7,262
Of which Products	21,480	14,142	8,548	3,937	20,458	12,996	8,414	3,947
Of which Services	18,377	12,547	8,260	3,880	17,631	12,086	7,681	3,315
Managed Services	25,565	18,538	12,179	5,856	25,770	18,889	12,424	5,896
Emerging Business and Other	6,785	5,055	3,429	1,752	8,409	6,129	3,705	1,651

Total	227,216	160,843	103,716	48,906	210,838	147,029	93,219	43,411

	2019				2018
Year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	12%	14%	17%	17%	5%	2%	-4%	-10%
Of which Products	13%	16%	21%	22%	7%	3%	-3%	-11%
Of which Services	10%	9%	9%	6%	-1%	-2%	-5%	-7%
Digital Services	5%	6%	4%	8%	-2%	-7%	-11%	-10%
Of which Products	5%	9%	2%	0%	-3%	-11%	-13%	-9%
Of which Services	4%	4%	8%	17%	-1%	-2%	-8%	-12%
Managed Services	-1%	-2%	-2%	-1%	-3%	-3%	-4%	-6%
Emerging Business and Other	-19%	-18%	-7%	6%	7%	6%	-2%	-7%

Total	8%	9%	11%	13%	3%	0%	-5%	-9%

42 Ericsson | Fourth quarter and full-year report 2019	Additional information

Sales growth adjusted for comparable units and currency

	2019				2018
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2%	4%	11%	10%	6%	5%	2%	-2%
Digital Services	-3%	5%	-3%	0%	5%	-6%	-12%	-3%
Managed Services	-1%	-5%	-6%	-5%	-5%	-8%	-3%	-4%
Emerging Business and Other ¹)	9%	-7%	24%	38%	1%	11%	1%	-2%

Total 1)	1%	3%	7%	7%	4%	1%	-1%	-2%

	2019				2018
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	6%	8%	11%	10%	3%	2%	0%	-2%
Digital Services	-1%	1%	-2%	0%	-4%	-7%	-8%	-3%
Managed Services	-4%	-5%	-6%	-5%	-5%	-5%	-3%	-4%
Emerging Business and Other ¹)	14%	15%	30%	38%	3%	3%	-1%	-2%

Total ¹)	4%	5%	7%	7%	1%	-1%	-2%	-2%

1)	Adjusted for MediaKind divestment.

Gross income (loss) and gross margin by segment by quarter

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18,265	16,327	15,670	14,455	16,626	14,835	12,565	11,127
Digital Services	4,898	3,749	3,311	2,878	-1,240	3,208	3,458	2,892
Managed Services	1,039	1,136	779	1,036	781	805	809	491
Emerging Business and Other	232	328	311	410	212	782	501	348

Total	24,434	21,540	20,071	18,779	16,379	19,630	17,333	14,858

	2019				2018
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41.1%	41.6%	41.4%	43.2%	39.9%	41.3%	38.8%	38.9%
Digital Services	37.2%	37.9%	36.8%	36.8%	-9.5%	35.7%	39.1%	39.8%
Managed Services	14.8%	17.9%	12.3%	17.7%	11.4%	12.5%	12.4%	8.3%
Emerging Business and Other	13.4%	20.2%	18.5%	23.4%	9.3%	32.3%	24.4%	21.1%

Total	36.8%	37.7%	36.6%	38.4%	25.7%	36.5%	34.8%	34.2%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	64,717	46,452	30,125	14,455	55,153	38,527	23,692	11,127
Digital Services	14,836	9,938	6,189	2,878	8,318	9,558	6,350	2,892
Managed Services	3,990	2,951	1,815	1,036	2,886	2,105	1,300	491
Emerging Business and Other	1,281	1,049	721	410	1,843	1,631	849	348

Total	84,824	60,390	38,850	18,779	68,200	51,821	32,191	14,858

	2019				2018
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	41.8%	42.0%	42.3%	43.2%	39.8%	39.7%	38.8%	38.9%
Digital Services	37.2%	37.2%	36.8%	36.8%	21.8%	38.1%	39.5%	39.8%
Managed Services	15.6%	15.9%	14.9%	17.7%	11.2%	11.1%	10.5%	8.3%
Emerging Business and Other	18.9%	20.8%	21.0%	23.4%	21.9%	26.6%	22.9%	21.1%

Total	37.3%	37.5%	37.5%	38.4%	32.3%	35.2%	34.5%	34.2%

43 Ericsson | Fourth quarter and full-year report 2019	Additional information

Operating income (loss) and operating margin by segment by quarter

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,399	7,216	5,680	5,472	6,850	5,656	3,544	3,371
Digital Services	-164	-660	-1,405	-1,798	-7,087	-1,784	-2,374	-2,607
Managed Services	292	562	203	1,252	285	409	299	100
Emerging Business and Other	-402	-11,314	-739	-30	-1,900	-1,040	-1,304	-1,176

Total	6,125	-4,196	3,739	4,896	-1,852	3,241	165	-312

	2019				2018
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	14.4%	18.4%	15.0%	16.3%	16.5%	15.7%	10.9%	11.8%
Digital Services	-1.2%	-6.7%	-15.6%	-23.0%	-54.5%	-19.9%	-26.9%	-35.9%
Managed Services	4.2%	8.8%	3.2%	21.4%	4.1%	6.3%	4.6%	1.7%
Emerging Business and Other	-23.2%	-695.8%	-44.1%	-1.7%	-83.3%	-42.9%	-63.5%	-71.2%

Total	9.2%	-7.3%	6.8%	10.0%	-2.9%	6.0%	0.3%	-0.7%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	24,767	18,368	11,152	5,472	19,421	12,571	6,915	3,371
Digital Services	-4,027	-3,863	-3,203	-1,798	-13,852	-6,765	-4,981	-2,607
Managed Services	2,309	2,017	1,455	1,252	1,093	808	399	100
Emerging Business and Other	-12,485	-12,083	-769	-30	-5,420	-3,520	-2,480	-1,176

Total	10,564	4,439	8,635	4,896	1,242	3,094	-147	-312

	2019				2018
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.0%	16.6%	15.6%	16.3%	14.0%	13.0%	11.3%	11.8%
Digital Services	-10.1%	-14.5%	-19.1%	-23.0%	-36.4%	-27.0%	-30.9%	-35.9%
Managed Services	9.0%	10.9%	11.9%	21.4%	4.2%	4.3%	3.2%	1.7%
Emerging Business and Other	-184.0%	-239.0%	-22.4%	-1.7%	-64.5%	-57.4%	-66.9%	-71.2%

Total	4.6%	2.8%	8.3%	10.0%	0.6%	2.1%	-0.2%	-0.7%

44 Ericsson | Fourth quarter and full-year report 2019	Additional information

EBITA and EBITA margin by segment by quarter

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,447	7,253	5,716	5,552	6,916	5,722	3,618	3,461
Digital Services	-23	-521	-1,268	-1,638	-6,911	-1,608	-2,204	-2,443
Managed Services	293	563	205	1,253	288	411	303	105
Emerging Business and Other	-323	-11,262	-688	43	-1,524	-940	-1,202	-1,088

Total	6,394	-3,967	3,965	5,210	-1,231	3,585	515	35

	2019				2018
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	14.5%	18.5%	15.1%	16.6%	16.6%	15.9%	11.2%	12.1%
Digital Services	-0.2%	-5.3%	-14.1%	-21.0%	-53.1%	-17.9%	-25.0%	-33.6%
Managed Services	4.2%	8.9%	3.2%	21.4%	4.2%	6.4%	4.6%	1.8%
Emerging Business and Other	-18.7%	-692.6%	-41.0%	2.5%	-66.8%	-38.8%	-58.5%	-65.9%

Total	9.6%	-6.9%	7.2%	10.7%	-1.9%	6.7%	1.0%	0.1%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	24,968	18,521	11,268	5,552	19,717	12,801	7,079	3,461
Digital Services	-3,450	-3,427	-2,906	-1,638	-13,166	-6,255	-4,647	-2,443
Managed Services	2,314	2,021	1,458	1,253	1,107	819	408	105
Emerging Business and Other	-12,230	-11,907	-645	43	-4,754	-3,230	-2,290	-1,088

Total	11,602	5,208	9,175	5,210	2,904	4,135	550	35

	2019				2018
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.1%	16.8%	15.8%	16.6%	14.2%	13.2%	11.6%	12.1%
Digital Services	-8.7%	-12.8%	-17.3%	-21.0%	-34.6%	-24.9%	-28.9%	-33.6%
Managed Services	9.1%	10.9%	12.0%	21.4%	4.3%	4.3%	3.3%	1.8%
Emerging Business and Other	-180.3%	-235.5%	-18.8%	2.5%	-56.5%	-52.7%	-61.8%	-65.9%

Total	5.1%	3.2%	8.8%	10.7%	1.4%	2.8%	0.6%	0.1%

45 Ericsson | Fourth quarter and full-year report 2019	Additional information

Net sales by market area by quarter

	2019				2018³)
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	9,231	7,432	6,965	6,148	8,244	7,985	6,981	6,379
North East Asia	9,704	6,356	6,516	3,824	8,387	5,773	4,764	3,385
North America	17,368	18,985	17,699	16,171	17,999	14,933	14,337	11,317
Europe and Latin America ¹) 2)	17,489	14,308	14,085	13,124	17,909	14,697	13,999	12,958
Middle East and Africa	8,426	6,046	5,641	5,412	6,828	5,841	5,801	5,868
Other ¹) 2)	4,155	4,000	3,904	4,227	4,442	4,581	3,926	3,504

Total	66,373	57,127	54,810	48,906	63,809	53,810	49,808	43,411

¹) Of which in Sweden	235	13	149	192	375	429	596	915
²) Of which in EU	10,572	8,815	8,385	7,957	10,319	8,481	8,619	8,522

	2019				2018³)
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	24%	7%	13%	-25%	3%	14%	9%	-19%
North East Asia	53%	-2%	70%	-54%	45%	21%	41%	-48%
North America	-9%	7%	9%	-10%	21%	4%	27%	-23%
Europe and Latin America ¹) 2)	22%	2%	7%	-27%	22%	5%	8%	-22%
Middle East and Africa	39%	7%	4%	-21%	17%	1%	-1%	-25%
Other ¹) 2)	4%	2%	-8%	-5%	-3%	17%	12%	-20%

Total	16%	4%	12%	-23%	19%	8%	15%	-25%

¹) Of which in Sweden	1708%	-91%	-22%	-49%	-13%	-28%	-35%	5%
²) Of which in EU	20%	5%	5%	-23%	22%	-2%	1%	-21%

	2019				2018³)
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	12%	-7%	0%	-4%	5%	2%	-3%	-24%
North East Asia	16%	10%	37%	13%	30%	2%	-19%	-39%
North America	-4%	27%	23%	43%	23%	21%	11%	-6%
Europe and Latin America ¹) 2)	-2%	-3%	1%	1%	7%	11%	1%	8%
Middle East and Africa	23%	4%	-3%	-8%	-13%	-9%	-5%	6%
Other ¹) 2)	-6%	-13%	-1%	21%	2%	19%	-7%	-17%

Total	4%	6%	10%	13%	10%	9%	-1%	-9%

¹) Of which in Sweden	-37%	-97%	-75%	-79%	-57%	-35%	-24%	-10%
²) Of which in EU	2%	4%	-3%	-7%	-5%	-2%	-1%	2%

	2019				2018³)
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	29,776	20,545	13,113	6,148	29,589	21,345	13,360	6,379
North East Asia	26,400	16,696	10,340	3,824	22,309	13,922	8,149	3,385
North America	70,223	52,855	33,870	16,171	58,586	40,587	25,654	11,317
Europe and Latin America ¹) 2)	59,006	41,517	27,209	13,124	59,563	41,654	26,957	12,958
Middle East and Africa	25,525	17,099	11,053	5,412	24,338	17,510	11,669	5,868
Other ¹) 2)	16,286	12,131	8,131	4,227	16,453	12,011	7,430	3,504

Total	227,216	160,843	103,716	48,906	210,838	147,029	93,219	43,411

¹) Of which in Sweden	589	354	341	192	2,315	1,940	1,511	915
²) Of which in EU	35,729	25,157	16,342	7,957	35,941	25,622	17,141	8,522

	2019				2018³)
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	1%	-4%	-2%	-4%	-6%	-9%	-15%	-24%
North East Asia	18%	20%	27%	13%	-5%	-19%	-29%	-39%
North America	20%	30%	32%	43%	13%	9%	3%	-6%
Europe and Latin America ¹) 2)	-1%	0%	1%	1%	7%	6%	4%	8%
Middle East and Africa	5%	-2%	-5%	-8%	-6%	-3%	0%	6%
Other ¹) 2)	-1%	1%	9%	21%	-1%	-2%	-12%	-17%

Total	8%	9%	11%	13%	3%	0%	-5%	-9%

¹) Of which in Sweden	-75%	-82%	-77%	-79%	-31%	-21%	-16%	-10%
²) Of which in EU	-1%	-2%	-5%	-7%	-1%	0%	1%	2%

3)	2018 has been restated to reflect the move of Morocco from market area Europe and Latin America to Middle East and Africa. Please refer to “Changes applied in Q1 2019”.

46 Ericsson | Fourth quarter and full-year report 2019	Additional information

Top 5 countries in sales

	Q4		Jan-Dec
Country, percentage of net sales	2019	2018	2019	2018
United States	27%	30%	32%	29%
China	8%	9%	7%	7%
Japan	6%	4%	4%	3%
India	3%	3%	4%	4%
Australia	4%	3%	3%	4%

Net sales by market area by segment
	Q4 2019					Jan-Dec2019
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	6,803	1,370	1,041	17	9,231	21,850	4,033	3,836	57	29,776
North East Asia	7,342	1,940	335	87	9,704	20,339	4,857	1,026	178	26,400
North America	13,218	2,946	1,188	16	17,368	55,808	9,646	4,673	96	70,223
Europe and Latin America	9,963	4,071	3,346	109	17,489	33,884	12,571	12,149	402	59,006
Middle East and Africa	4,898	2,398	1,117	13	8,426	14,604	7,015	3,881	25	25,525
Other	2,224	443	0	1,488	4,155	8,524	1,735	0	6,027	16,286

Total	44,448	13,168	7,027	1,730	66,373	155,009	39,857	25,565	6,785	227,216

Share of Total	67%	20%	10%	3%	100%	68%	18%	11%	3%	100%

	Q4 2019
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and other	Total
South East Asia, Oceania and India	23%	48%	7%	31%	24%
North East Asia	52%	50%	51%	314%	53%
North America	-12%	11%	-2%	-38%	-9%
Europe and Latin America	21%	37%	11%	—	22%
Middle East and Africa	40%	50%	18%	44%	39%
Other	5%	2%	-100%	3%	4%

Total	13%	33%	11%	6%	16%

	Q4 2019					Jan-Dec 2019
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and other	Total	Networks	Digital Services	Managed Services	Emerging Business and other	Total
South East Asia, Oceania and India	12%	10%	20%	-37%	12%	2%	-16%	13%	43%	1%
North East Asia	34%	-22%	-13%	383%	16%	28%	0%	-30%	123%	18%
North America	-5%	6%	-3%	-33%	-4%	20%	15%	27%	—	20%
Europe and Latin America	-3%	-3%	0%	17%	-2%	0%	3%	-8%	28%	-1%
Middle East and Africa	26%	26%	6%	333%	23%	6%	9%	-4%	67%	5%
Other	15%	14%	—	-30%	-6%	19%	21%	—	-23%	-1%

Total	7%	1%	2%	-24%	4%	12%	5%	-1%	-19%	8%

47 Ericsson | Fourth quarter and full-year report 2019	Additional information

IPR licensing revenues by segment by quarter

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,014	1,972	1,845	2,066	1,759	1,755	1,486	1,522
Digital Services	443	433	404	454	387	385	326	334

Total	2,457	2,405	2,249	2,520	2,146	2,140	1,812	1,856

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	7,897	5,883	3,911	2,066	6,522	4,763	3,008	1,522
Digital Services	1,734	1,291	858	454	1,432	1,045	660	334

Total	9,631	7,174	4,769	2,520	7,954	5,808	3,668	1,856

Provisions

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	22,007	11,358	12,033	16,008	8,695	9,534	9,030	9,879
Additions ¹)	2,438	12,774	1,423	1,401	8,930	1,491	1,974	1,315
Utilization/Cash out ¹)	-12,529	-2,151	-2,084	-1,676	-1,436	-1,774	-1,486	-2,216
Of which restructuring	-143	-711	-378	-557	-656	-1,236	-832	-1,424
Reversal of excess amounts	-842	-128	-88	-125	-290	-127	-191	-117
Reclassification, translation difference and other	-151	154	74	-3,575	109	-429	207	169

Closing balance	10,923	22,007	11,358	12,033	16,008	8,695	9,534	9,030

Of which restructuring	1,095	1,099	1,743	2,059	6,438	2,960	4,029	3,524

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	16,008	16,008	16,008	16,008	9,879	9,879	9,879	9,879
Additions	7,172	15,598	2,824	1,401	13,710	4,780	3,289	1,315
Utilization/Cash out	-7,576	-5,911	-3,760	-1,676	-6,912	-5,476	-3,702	-2,216
Of which restructuring	-1,789	-1,646	-935	-557	-4,148	-3,492	-2,256	-1,424
Reversal of excess amounts	-1,183	-341	-213	-125	-725	-435	-308	-117
Reclassification, translation difference and other	-3,498	-3,347	-3,501	-3,575	56	-53	376	169

Closing balance	10,923	22,007	11,358	12,033	16,008	8,695	9,534	9,030

Of which restructuring	1,095	1,099	1,743	2,059	6,438	2,960	4,029	3,524

1)	Includes additions of cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019. Includes payment of SEK 10.1 b. to SEC and DOJ in Q4 2019.

48 Ericsson | Fourth quarter and full-year report 2019	Additional information

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,475	1,231	1,098	1,314	1,080	1,088	951	856
Capitalized development expenses	329	313	446	457	195	151	325	254
IPR, brands and other intangible assets	1	2	—	1	27	—	1	—

Total	1,805	1,546	1,544	1,772	1,302	1,239	1,277	1,110

Depreciation, amortization and impairment losses
Property, plant and equipment	1,100	1,048	919	880	965	870	1,080	928
Capitalized development expenses	256	330	449	520	884	678	635	616
Goodwill, IPR, brands and other intangible assets	269	229	226	314	620	345	350	347

Total	1,625	1,607	1,594	1,714	2,469	1,893	2,065	1,891

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	5,118	3,643	2,412	1,314	3,975	2,895	1,807	856
Capitalized development expenses	1,545	1,216	903	457	925	730	579	254
IPR, brands and other intangible assets	4	3	1	1	28	1	1	—

Total	6,667	4,862	3,316	1,772	4,928	3,626	2,387	1,110

Depreciation, amortization and impairment losses
Property, plant and equipment	3,947	2,847	1,799	880	3,843	2,878	2,008	928
Capitalized development expenses	1,555	1,299	969	520	2,813	1,929	1,251	616
Goodwill, IPR, brands and other intangible assets	1,038	769	540	314	1,662	1,042	697	347

Total	6,540	4,915	3,308	1,714	8,318	5,849	3,956	1,891

49 Ericsson | Fourth quarter and full-year report 2019	Additional information

Other information

	Q4		Jan-Dec
SEK million	2019	2018	2019	2018
Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	20	37	20	37
Number of shares outstanding, basic, end of period (million)	3,314	3,297	3,314	3,297
Numbers of shares outstanding, diluted, end of period (million)	3,328	3,323	3,328	3,323
Average number of treasury shares (million)	22	38	28	43
Average number of shares outstanding, basic (million)	3,313	3,296	3,306	3,291
Average number of shares outstanding, diluted (million) ¹)	3,326	3,322	3,320	3,318
Earnings (loss) per share, basic (SEK) ²)	1.34	-1.99	0.67	-1.98
Earnings (loss) per share, diluted (SEK) ¹)	1.33	-1.99	0.67	-1.98
Earnings (loss) per share (Non-IFRS), diluted (SEK) ³)	1.46	-0.77	1.07	0.27
Ratios
Days sales outstanding	—	—	75	91
Inventory turnover days	73	58	77	70
Payable days	66	57	77	72
Alternative Performance Measures (APMs)
Equity ratio (%)	—	—	29.6%	32.7%
Return on equity (%)	22.0%	-28.8%	2.6%	-7.1%
Return on capital employed (%)	14.9%	-4.9%	6.7%	0.8%
Capital turnover (times)	1.6	1.7	1.4	1.4
Free cash flow	-3,228	2,993	6,128	2,968
Cash conversion (%)	6.2%	-4374.5%	120.0%	601.2%
Exchange rates used in the consolidation
SEK/EUR - closing rate	—	—	10.43	10.25
SEK/USD - closing rate	—	—	9.32	8.94
Other
Market area inventory, end of period	—	—	17,530	16,505
Export sales from Sweden	39,190	38,974	120,822	109,969

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income (loss) attributable to stockholders of the Parent Company.
3)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

Number of employees

	2019				2018 ²)
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	24,559	24,322	23,942	24,051	23,959	23,607	23,516	23,623
North East Asia	13,783	13,608	13,334	13,169	12,788	12,495	12,303	12,321
North America	9,643	9,487	9,342	9,246	9,727	9,459	9,510	9,798
Europe and Latin America ¹)	47,135	44,150	43,846	43,833	44,522	44,594	45,643	47,437
Middle East and Africa	4,297	4,320	4,292	4,281	4,363	4,344	4,288	4,402

Total	99,417	95,887	94,756	94,580	95,359	94,499	95,260	97,581

¹) Of which Sweden	12,730	12,679	12,549	12,455	12,502	12,679	13,431	13,763

2)	2018 has been restated to reflect the move of Morocco from market area Europe and Latin America to Middle East and Africa. Please refer to “Changes applied in Q1 2019”.

50 Ericsson | Fourth quarter and full-year report 2019	Additional information

Items excluding restructuring charges

Restructuring charges by function

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-218	-28	-26	-65	-4,054	-204	-937	-743
Research and development expenses	-79	-98	-49	-118	-251	-214	-502	-326
Selling and administrative expenses	-30	-21	-43	-23	-106	-134	-441	-103

Total	-327	-147	-118	-206	-4,411	-552	-1,880	-1,172

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-337	-119	-91	-65	-5,938	-1,884	-1,680	-743
Research and development expenses	-344	-265	-167	-118	-1,293	-1,042	-828	-326
Selling and administrative expenses	-117	-87	-66	-23	-784	-678	-544	-103

Total	-798	-471	-324	-206	-8,015	-3,604	-3,052	-1,172

Restructuring charges by segment

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-48	-5	-5	-10	-425	-128	-749	-479
of which cost of sales	-24	12	9	-3	-439	-63	-469	-415
of which operating expenses	-24	-17	-14	-7	14	-65	-280	-64
Digital Services	-206	-128	-93	-187	-3,545	-358	-882	-581
of which cost of sales	-125	-32	-27	-60	-3,369	-111	-303	-226
of which operating expenses	-81	-96	-66	-127	-176	-247	-579	-355
Managed Services	-42	-2	1	-2	-70	-32	-123	-51
of which cost of sales	-40	-2	3	-1	-69	-28	-103	-48
of which operating expenses	-2	0	-2	-1	-1	-4	-20	-3
Emerging Business and Other	-31	-12	-21	-7	-371	-34	-126	-61
of which cost of sales	-29	-6	-11	-1	-177	-2	-62	-54
of which operating expenses	-2	-6	-10	-6	-194	-32	-64	-7

Total	-327	-147	-118	-206	-4,411	-552	-1,880	-1,172

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-68	-20	-15	-10	-1,781	-1,356	-1,228	-479
of which cost of sales	-6	18	6	-3	-1,386	-947	-884	-415
of which operating expenses	-62	-38	-21	-7	-395	-409	-344	-64
Digital Services	-614	-408	-280	-187	-5,366	-1,821	-1,463	-581
of which cost of sales	-244	-119	-87	-60	-4,009	-640	-529	-226
of which operating expenses	-370	-289	-193	-127	-1,357	-1,181	-934	-355
Managed Services	-45	-3	-1	-2	-276	-206	-174	-51
of which cost of sales	-40	0	2	-1	-248	-179	-151	-48
of which operating expenses	-5	-3	-3	-1	-28	-27	-23	-3
Emerging Business and Other	-71	-40	-28	-7	-592	-221	-187	-61
of which cost of sales	-47	-18	-12	-1	-295	-118	-116	-54
of which operating expenses	-24	-22	-16	-6	-297	-103	-71	-7

Total	-798	-471	-324	-206	-8,015	-3,604	-3,052	-1,172

51 Ericsson | Fourth quarter and full-year report 2019	Items excluding restructuring charges

Gross income and gross margin excluding restructuring charges by segment

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18,289	16,315	15,661	14,458	17,065	14,898	13,034	11,542
Digital Services	5,023	3,781	3,338	2,938	2,129	3,319	3,761	3,118
Managed Services	1,079	1,138	776	1,037	850	833	912	539
Emerging Business and Other	261	334	322	411	389	784	563	402

Total	24,652	21,568	20,097	18,844	20,433	19,834	18,270	15,601

	2019				2018
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	41.1%	41.6%	41.4%	43.2%	41.0%	41.5%	40.2%	40.4%
Digital Services	38.1%	38.3%	37.1%	37.6%	16.4%	36.9%	42.6%	42.9%
Managed Services	15.4%	17.9%	12.3%	17.7%	12.4%	12.9%	14.0%	9.1%
Emerging Business and Other	15.1%	20.5%	19.2%	23.5%	17.1%	32.3%	27.4%	24.3%

Total	37.1%	37.8%	36.7%	38.5%	32.0%	36.9%	36.7%	35.9%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	64,723	46,434	30,119	14,458	56,539	39,474	24,576	11,542
Digital Services	15,080	10,057	6,276	2,938	12,327	10,198	6,879	3,118
Managed Services	4,030	2,951	1,813	1,037	3,134	2,284	1,451	539
Emerging Business and Other	1,328	1,067	733	411	2,138	1,749	965	402

Total	85,161	60,509	38,941	18,844	74,138	53,705	33,871	15,601

	2019				2018
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	41.8%	42.0%	42.2%	43.2%	40.8%	40.7%	40.3%	40.4%
Digital Services	37.8%	37.7%	37.3%	37.6%	32.4%	40.7%	42.7%	42.9%
Managed Services	15.8%	15.9%	14.9%	17.7%	12.2%	12.1%	11.7%	9.1%
Emerging Business and Other	19.6%	21.1%	21.4%	23.5%	25.4%	28.5%	26.0%	24.3%

Total	37.5%	37.6%	37.5%	38.5%	35.2%	36.5%	36.3%	35.9%

52 Ericsson | Fourth quarter and full-year report 2019	Items excluding restructuring charges

Operating income (loss) and operating margin excluding restructuring charges by segment

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6,447	7,221	5,685	5,482	7,275	5,784	4,293	3,850
Digital Services	42	-532	-1,312	-1,611	-3,542	-1,426	-1,492	-2,026
Managed Services	334	564	202	1,254	355	441	422	151
Emerging Business and Other	-371	-11,302	-718	-23	-1,529	-1,006	-1,178	-1,115

Total	6,452	-4,049	3,857	5,102	2,559	3,793	2,045	860

	2019				2018
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	14.5%	18.4%	15.0%	16.4%	17.5%	16.1%	13.3%	13.5%
Digital Services	0.3%	-5.4%	-14.6%	-20.6%	-27.2%	-15.9%	-16.9%	-27.9%
Managed Services	4.8%	8.9%	3.2%	21.4%	5.2%	6.8%	6.5%	2.6%
Emerging Business and Other	-21.4%	-695.1%	-42.8%	-1.3%	-67.1%	-41.5%	-57.4%	-67.5%

Total	9.7%	-7.1%	7.0%	10.4%	4.0%	7.0%	4.1%	2.0%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	24,835	18,388	11,167	5,482	21,202	13,927	8,143	3,850
Digital Services	-3,413	-3,455	-2,923	-1,611	-8,486	-4,944	-3,518	-2,026
Managed Services	2,354	2,020	1,456	1,254	1,369	1,014	573	151
Emerging Business and Other	-12,414	-12,043	-741	-23	-4,828	-3,299	-2,293	-1,115

Total	11,362	4,910	8,959	5,102	9,257	6,698	2,905	860

	2019				2018
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.0%	16.6%	15.7%	16.4%	15.3%	14.4%	13.4%	13.5%
Digital Services	-8.6%	-12.9%	-17.4%	-20.6%	-22.3%	-19.7%	-21.9%	-27.9%
Managed Services	9.2%	10.9%	12.0%	21.4%	5.3%	5.4%	4.6%	2.6%
Emerging Business and Other	-183.0%	-238.2%	-21.6%	-1.3%	-57.4%	-53.8%	-61.9%	-67.5%

Total	5.0%	3.1%	8.6%	10.4%	4.4%	4.6%	3.1%	2.0%

53 Ericsson | Fourth quarter and full-year report 2019	Items excluding restructuring charges

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

The implementation of IFRS 16 “Leasing” as of January 1, 2019, has had an impact on many of the APMs for 2019. For more information, see “Accounting polices” in this report. The APMs for 2018 has not changed. The definition of the APM Net cash has been clarified.

The Company has decided to change the definition of Return on capital employed (ROCE) and no longer include Financial income in the calculation from Q2 2019. The Company believes the updated definition is a better way of reflecting the underlying results of the operation of the Company. The prior periods have been restated to reflect the change.

The Company has decided to update the definitions of Free cash flow and Free cash flow excluding M&A to include the amortization of lease liabilities. The Company believes the updated definitions are a better way of reflecting the cash flows generated by the company that can be used to expand the business, pay dividends and reduce debt. The first three quarters of 2019 have been restated to reflect the change.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2018.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2019				2018
Isolated quarters, year over year change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	66,373	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Acquired business	-96	—	—	—	—	—	—	—
Net FX impact	-2,748	-2,457	-2,538	-2,932	-3,549	-3,748	-263	3,328
Comparable net sales, excluding FX impact	63,529	54,670	52,272	45,974	60,260	50,062	49,545	46,739
Comparable quarter net sales adjusted for divested business ¹)	63,037	53,077	49,055	42,961	—	—	—	—
Sales growth adjusted for comparable units and currency (% )	1%	3%	7%	7%	4%	1%	-1%	-2%

	2019				2018
Year to date, year over year change	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	227,216	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Acquired business	-96	—	—	—	—	—	—	—
Net FX impact	-10,675	-7,927	-5,470	-2,932	-4,232	-683	3,065	3,328
Comparable net sales, excluding FX impact	216,445	152,916	98,246	45,974	206,606	146,346	96,284	46,739
Comparable year to date net sales adjusted for divested business¹	208,130	145,093	92,016	42,961	—	—	—	—
Sales growth adjusted for comparable units and currency (% )	4%	5%	7%	7%	1%	-1%	-2%	-2%

1)	Adjusted for Media Kind divestment.

54 Ericsson | Fourth quarter and full-year report 2019	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	24,434	21,540	20,071	18,779	16,379	19,630	17,333	14,858
Net sales	66,373	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Gross margin (%)	36.8%	37.7%	36.6%	38.4%	25.7%	36.5%	34.8%	34.2%
Gross income	24,434	21,540	20,071	18,779	16,379	19,630	17,333	14,858
Restructuring charges included in cost of sales	218	28	26	65	4,054	204	937	743
Gross income excluding restructuring charges	24,652	21,568	20,097	18,844	20,433	19,834	18,270	15,601
Net sales	66,373	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Gross margin excluding restructuring charges (%)	37.1%	37.8%	36.7%	38.5%	32.0%	36.9%	36.7%	35.9%
Operating expenses	-19,028	-14,217	-16,331	-14,639	-17,964	-16,422	-17,205	-15,257
Restructuring charges included in R&D expenses	79	98	49	118	251	214	502	326
Restructuring charges included in selling and administrative expenses	30	21	43	23	106	134	441	103
Operating expenses excluding restructuring charges	-18,919	-14,098	-16,239	-14,498	-17,607	-16,074	-16,262	-14,828
Operating income (loss)	6,125	-4,196	3,739	4,896	-1,852	3,241	165	-312
Net sales	66,373	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Operating margin (%)	9.2%	-7.3%	6.8%	10.0%	-2.9%	6.0%	0.3%	-0.7%
Operating income (loss)	6,125	-4,196	3,739	4,896	-1,852	3,241	165	-312
Total restructuring charges	327	147	118	206	4,411	552	1,880	1,172
Operating income (loss) excluding restructuring charges	6,452	-4,049	3,857	5,102	2,559	3,793	2,045	860
Net sales	66,373	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Operating margin excluding restructuring charges (%)	9.7%	-7.1%	7.0%	10.4%	4.0%	7.0%	4.1%	2.0%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	84,824	60,390	38,850	18,779	68,200	51,821	32,191	14,858
Net sales	227,216	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Gross margin (%)	37.3%	37.5%	37.5%	38.4%	32.3%	35.2%	34.5%	34.2%
Gross income	84,824	60,390	38,850	18,779	68,200	51,821	32,191	14,858
Restructuring charges included in cost of sales	337	119	91	65	5,938	1,884	1,680	743
Gross income excluding restructuring charges	85,161	60,509	38,941	18,844	74,138	53,705	33,871	15,601
Net sales	227,216	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Gross margin excluding restructuring charges (%)	37.5%	37.6%	37.5%	38.5%	35.2%	36.5%	36.3%	35.9%
Operating expenses	-64,215	-45,187	-30,970	-14,639	-66,848	-48,884	-32,462	-15,257
Restructuring charges included in R&D expenses	344	265	167	118	1,293	1,042	828	326
Restructuring charges included in selling and administrative expenses	117	87	66	23	784	678	544	103
Operating expenses excluding restructuring charges	-63,754	-44,835	-30,737	-14,498	-64,771	-47,164	-31,090	-14,828
Operating income (loss)	10,564	4,439	8,635	4,896	1,242	3,094	-147	-312
Net sales	227,216	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Operating margin (%)	4.6%	2.8%	8.3%	10.0%	0.6%	2.1%	-0.2%	-0.7%
Operating income (loss)	10,564	4,439	8,635	4,896	1,242	3,094	-147	-312
Total restructuring charges	798	471	324	206	8,015	3,604	3,052	1,172
Operating income (loss) excluding restructuring charges	11,362	4,910	8,959	5,102	9,257	6,698	2,905	860
Net sales	227,216	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Operating margin excluding restructuring charges (%)	5.0%	3.1%	8.6%	10.4%	4.4%	4.6%	3.1%	2.0%

55 Ericsson | Fourth quarter and full-year report 2019	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	4,484	-6,894	1,847	2,403	-6,497	2,748	-1,802	-725
Taxes	1,570	2,013	1,451	1,888	3,930	-146	1,157	-128
Financial income and expenses, net	71	685	441	605	715	639	810	541
Amortization and write-downs of acquired intangibles	269	229	226	314	621	344	350	347
EBITA	6,394	-3,967	3,965	5,210	-1,231	3,585	515	35
Net sales	66,373	57,127	54,810	48,906	63,809	53,810	49,808	43,411
EBITA margin (%)	9.6%	-6.9%	7.2%	10.7%	-1.9%	6.7%	1.0%	0.1%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	1,840	-2,644	4,250	2,403	-6,276	221	-2,527	-725
Taxes	6,922	5,352	3,339	1,888	4,813	883	1,029	-128
Financial income and expenses, net	1,802	1,731	1,046	605	2,705	1,990	1,351	541
Amortization and write-downs of acquired intangibles	1,038	769	540	314	1,662	1,041	697	347
EBITA	11,602	5,208	9,175	5,210	2,904	4,135	550	35
Net sales	227,216	160,843	103,716	48,906	210,838	147,029	93,219	43,411
EBITA margin (%)	5.1%	3.2%	8.8%	10.7%	1.4%	2.8%	0.6%	0.1%

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as a percentage.

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	4,484	-6,894	1,847	2,403	-6,497	2,748	-1,802	-725
Net income reconciled to cash	7,953	-4,320	4,952	5,481	-98	2,916	-259	-1,005
Cash flow from operating activities	496	6,989	3,623	5,765	4,287	2,040	1,442	1,573
Cash conversion (%)	6.2%	-161.8%	73.2%	105.2%	-4374.5%	70.0%	-556.8%	-156.5%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	1,840	-2,644	4,250	2,403	-6,276	221	-2,527	-725
Net income reconciled to cash	14,066	6,113	10,433	5,481	1,554	1,652	-1,264	-1,005
Cash flow from operating activities	16,873	16,377	9,388	5,765	9,342	5,055	3,015	1,573
Cash conversion (%)	120.0%	267.9%	90.0%	105.2%	601.2%	306.0%	-238.5%	-156.5%

56 Ericsson | Fourth quarter and full-year report 2019	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current). Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2019				2018
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	45,079	51,183	45,498	45,453	38,389	36,058	37,049	36,697
+ Interest-bearing securities, current	6,759	5,866	6,367	3,183	6,625	6,591	8,304	5,453
+ Interest-bearing securities, non-current	20,354	19,157	17,091	23,022	23,982	23,014	21,501	27,104
Gross cash, end of period	72,192	76,206	68,956	71,658	68,996	65,663	66,854	69,254
-Borrowings, current	9,439	1,622	2,160	3,015	2,255	2,463	2,642	2,554
-Borrowings, non-current	28,257	37,153	33,040	32,533	30,870	31,187	31,131	31,134
Net cash, end of period	34,496	37,431	33,756	36,110	35,871	32,013	33,081	35,566

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2019				2018
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	276,383	288,531	280,447	283,958	268,761	264,848	265,322	260,681

Non-interest-bearing provisions and liabilities
Provisions, non-current	2,679	2,308	2,646	2,670	5,471	3,420	2,819	2,597
Deferred tax liabilities	1,224	857	1,178	792	670	1,274	1,332	1,325
Other non-current liabilities	2,114	2,163	2,160	2,118	4,346	4,456	4,549	2,792
Provisions, current	8,244	19,699	8,712	9,363	10,537	5,275	6,715	6,435
Contract liabilities	29,041	34,499	37,264	38,605	29,348	30,108	30,959	30,391
Trade payables	30,403	30,672	31,388	30,842	29,883	28,914	28,563	26,453
Other current liabilities	37,405	34,624	33,351	38,528	38,891	36,323	35,746	37,888
Capital employed	165,273	163,709	163,748	161,040	149,615	155,078	154,639	152,800

Capital turnover

Annualized net sales divided by average capital employed.

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	66,373	57,127	54,810	48,906	63,809	53,810	49,808	43,411
Annualized net sales	265,492	228,508	219,240	195,624	255,236	215,240	199,232	173,644
Average capital employed
Capital employed at beginning of period	163,709	163,748	161,040	149,615	155,078	154,639	152,800	155,625
Capital employed at end of period	165,273	163,709	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	164,491	163,729	162,394	155,328	152,347	154,859	153,720	154,213
Capital turnover (times)	1.6	1.4	1.4	1.3	1.7	1.4	1.3	1.1

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	227,216	160,843	103,716	48,906	210,838	147,029	93,219	43,411
Annualized net sales	227,216	214,457	207,432	195,624	210,838	196,039	186,438	173,644
Average capital employed
Capital employed at beginning of period	149,615	149,615	149,615	149,615	155,625	155,625	155,625	155,625
Capital employed at end of period	165,273	163,709	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	157,444	156,662	156,682	155,328	152,620	155,352	155,132	154,213
Capital turnover (times)	1.4	1.4	1.3	1.3	1.4	1.3	1.2	1.1

57 Ericsson | Fourth quarter and full-year report 2019	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) as a percentage of average capital employed. The definition is updated. Refer to the clarification provided at the beginning of the APM section.

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating income (loss)	6,125	-4,196	3,739	4,896	-1,852	3,241	165	-312
Annualized operating income (loss)	24,500	-16,784	14,956	19,584	-7,408	12,964	660	-1,248
Average capital employed
Capital employed at beginning of period	163,709	163,748	161,040	149,615	155,078	154,639	152,800	155,625
Capital employed at end of period	165,273	163,709	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	164,491	163,729	162,394	155,328	152,347	154,859	153,720	154,213
Return on capital employed (%)	14.9%	-10.3%	9.2%	12.6%	-4.9%	8.4%	0.4%	-0.8%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Operating income (loss)	10,564	4,439	8,635	4,896	1,242	3,094	-147	-312
Annualized operating income (loss)	10,564	5,919	17,270	19,584	1,242	4,125	-294	-1,248
Average capital employed
Capital employed at beginning of period	149,615	149,615	149,615	149,615	155,625	155,625	155,625	155,625
Capital employed at end of period	165,273	163,709	163,748	161,040	149,615	155,078	154,639	152,800
Average capital employed	157,444	156,662	156,682	155,328	152,620	155,352	155,132	154,213
Return on capital employed (%)	6.7%	3.8%	11.0%	12.6%	0.8%	2.7%	-0.2%	-0.8%

Equity ratio

Equity expressed as a percentage of total assets.

	2019				2018
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	81,878	77,475	84,533	84,532	87,770	95,953	93,560	93,466
Total assets	276,383	288,531	280,447	283,958	268,761	264,848	265,322	260,681
Equity ratio (%)	29.6%	26.9%	30.1%	29.8%	32.7%	36.2%	35.3%	35.9%

Return on equity

Annualized net income (loss) attributable to stockholders of the Parent Company as a percentage of average stockholders’ equity.

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to stockholders of the Parent Company	4,430	-6,229	1,705	2,317	-6,553	2,745	-1,885	-837
Annualized	17,720	-24,916	6,820	9,268	-26,212	10,980	-7,540	-3,348
Average stockholders’equity
Stockholders’ equity, beginning of period	78,200	84,488	84,619	86,978	95,087	92,689	92,703	95,952
Stockholders’ equity, end of period	82,559	78,200	84,488	84,619	86,978	95,087	92,689	92,703
Average stockholders’ equity	80,380	81,344	84,554	85,799	91,033	93,888	92,696	94,328
Return on equity (%)	22.0%	-30.6%	8.1%	10.8%	-28.8%	11.7%	-8.1%	-3.5%

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to stockholders of the Parent Company	2,223	-2,207	4,022	2,317	-6,530	23	-2,722	-837
Annualized	2,223	-2,943	8,044	9,268	-6,530	31	-5,444	-3,348
Average stockholders’equity
Stockholders’ equity, beginning of period	86,978	86,978	86,978	86,978	95,952	95,952	95,952	95,952
Stockholders’ equity, end of period	82,559	78,200	84,488	84,619	86,978	95,087	92,689	92,703
Average stockholders’ equity	84,769	82,589	85,733	85,799	91,465	95,520	94,321	94,328
Return on equity (%)	2.6%	-3.6%	9.4%	10.8%	-7.1%	0.0%	-5.8%	-3.5%

58 Ericsson | Fourth quarter and full-year report 2019	Alternative performance measures

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2019				2018
Isolated quarters, SEK	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	1.33	-1.89	0.51	0.70	-1.99	0.83	-0.58	-0.25
Restructuring charges	0.07	0.04	0.02	0.05	1.06	0.12	0.41	0.30
Amortization and write-downs of acquired intangibles	0.06	0.05	0.06	0.05	0.16	0.08	0.08	0.06
Earnings (loss) per share (non-IRFS)	1.46	-1.80	0.59	0.80	-0.77	1.03	-0.09	0.11

	2019				2018
Year to date, SEK	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	0.67	-0.67	1.21	0.70	-1.98	0.01	-0.83	-0.25
Restructuring charges	0.18	0.11	0.07	0.05	1.88	0.82	0.71	0.30
Amortization and write-downs of acquired intangibles	0.22	0.16	0.11	0.05	0.37	0.21	0.14	0.06
Earnings (loss) per share (non-IRFS)	1.07	-0.40	1.39	0.80	0.27	1.04	0.02	0.11

Free cash flow and free cash flow excluding M&A

Free cash flow: Cash flow from operating activities less net capital expenditures, other investments and amortization of lease liabilities. Free cash flow excluding M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and amortization of lease liabilities.

The definition is updated. Refer to the clarification provided at the beginning of the APM section.

	2019				2018
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	496	6,989	3,623	5,765	4,287	2,040	1,442	1,573
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-1,475	-1,231	-1,098	-1,314	-1,080	-1,088	-951	-856
Sales of property, plant and equipment	206	122	184	232	57	102	52	123
Product development	-329	-313	-446	-457	-195	-151	-325	-254
Other investing activities	-74	-56	-36	-165	-96	-190	-398	161
Lease liabilities	-711	-1,052	-623	-604	—	—	—	—
Free cash flow excluding M&A	-1,887	4,459	1,604	3,457	2,973	713	-180	747
Acquisitions/divestments of subsidiaries and other operations, net	-1,341	-466	3	299	20	-425	-431	-449
Free cash flow	-3,228	3,993	1,607	3,756	2,993	288	-611	298

	2019				2018
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	16,873	16,377	9,388	5,765	9,342	5,055	3,015	1,573
Net capital expenditures and other investments (excluding M&A)
Investments in property, plant and equipment	-5,118	-3,643	-2,412	-1,314	-3,975	-2,895	-1,807	-856
Sales of property, plant and equipment	744	538	416	232	334	277	175	123
Product development	-1,545	-1,216	-903	-457	-925	-730	-579	-254
Other investing activities	-331	-257	-201	-165	-523	-427	-237	161
Lease liabilities	-2,990	-2,279	-1,227	-604	—	—	—	—
Free cash flow excluding M&A	7,633	9,520	5,061	3,457	4,253	1,280	567	747
Acquisitions/divestments of subsidiaries and other operations, net	-1,505	-164	302	299	-1,285	-1,305	-880	-449
Free cash flow	6,128	9,356	5,363	3,756	2,968	-25	-313	298

59 Ericsson | Fourth quarter and full-year report 2019	Alternative performance measures